    As filed with the Securities and Exchange Commission on November 5, 1999
                                                      Registration No. 333-86873
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                 AMENDMENT NO. 1

                                    FORM SB-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              ---------------------

                                  NETWORD, INC.
                 (Name of Small Business Issuer in its Charter)
                              ---------------------

          Delaware                                       51410                                    552-2143430
 (State or other jurisdiction                 (Primary Standard Industrial                     (I.R.S. Employer
of incorporation or organization)              Classification Code Number)                    Identification No.)

                         702 Russell Avenue, Third Floor
                          Gaithersburg, Maryland 20877
                                  1-800-NETWORD
        (Address and Telephone Number of Principal Executive Offices and
                         Principal Place of Business)
                              ---------------------

                                  Michael Wise
                      President and Chief Executive Officer
                         702 Russell Avenue, Third Floor
                          Gaithersburg, Maryland 20877
                                  1-800-NETWORD
           (Name, Address, and Telephone number of Agent for Service)
                              ---------------------

                                   Copies to:

                             Russell S. Berman, Esq.
                        Kronish Lieb Weiner & Hellman LLP
                           1114 Avenue of the Americas
                          New York, New York 10036-7798
                              ---------------------

         Approximate date of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement.

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                             ---------------------

                                                   CALCULATION OF REGISTRATION FEE
===================================================================================================================================

     Title of Securities             Amount to be         Proposed Maximum Offering       Proposed Maximum           Amount of
      to be Registered                Registered               Price per Share        Aggregate Offering Price    Registration Fee
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value     6,784,733 shares (1)            $0.875(2)              $5,936,641.38(2)             $1,650.40
===================================================================================================================================

(1) Includes 2,000,000 outstanding shares and 4,784,733 shares issuable upon exercise of outstanding warrants. Pursuant to Rule 416, an indeterminate number of additional shares are registered for issuance in the event that antidilution provisions in the outstanding warrants become operative.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the last reported bid and asked prices of the Common Stock in the over-the-counter-market, as reported by the National Quotation Bureau, on September 7, 1999.

                              ---------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

     Disclosure alternative used (check one):  Alternative 1   Alternative 2 X
                                                            ---             ----

PROSPECTUS


                                  NETWORD, INC.

                                  Common Stock
                                6,784,733 shares


     This prospectus is being used in connection with the resale by certain of our stockholders of up to:

      o 4,784,733 shares of our common stock issuable upon the exercise of outstanding redeemable warrants

      o 2,000,000 shares of our outstanding common stock

     The selling stockholders may sell shares either directly to purchasers or through brokers, dealers or agents. We will receive no proceeds from the sale of shares by the selling stockholders, although we may receive up to $5,980,916.25 from the exercise of the outstanding warrants before or in connection with the resale of the underlying shares.

     Shares of our common stock are traded in the over-the-counter-market, through the NQB Pink Sheets under the symbol "NTWD." On November 4, 1999, the average of the last reported bid and asked prices of our common stock in the over-the-counter-market, as reported by the National Quotation Bureau, was $0.8125 per share.

     Investment in our common stock involves substantial risks. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or foreign jurisdiction where the offer or sale is not permitted.



                 The date of this prospectus is November 5, 1999

                                TABLE OF CONTENTS

                                                                                                               Page No.
About Netword, Inc. ................................................................................................2
Forward Looking Statements..........................................................................................3
Risk Factors .......................................................................................................4
         Because we have a limited operating history and our business model is still developing, it is difficult to evaluate our prospects.  We do not know when or if we will become profitable...................................................................4
         We may not be able to raise additional financing which we
                  need to support our business.  ...................................................................4
         Additional financing could result in the dilution of the interests of current stockholders.  ...............................................................................4
         If Internet usage does not continue to expand and improve, there may be no need for our product.  ....................................................................................4
         The use of Networds depends on the effective functioning of the Internet, which remains subject to technical and other problems over which we have no control.....................4
         We may be unable to market Networds successfully...........................................................5
         We may not be able to adequately protect the benefits of our patent or our other intellectual property rights. ....................................................................5
         We are appealing a decision that could impair the protective scope of our patent...........................5
         The market for our service is subject to domination by major competitors against whom we may not be able to compete effectively....................................................5
         We may not be able to keep up with rapid changes in technology as necessary to maintain the utility and competitiveness of the Netword System......................6
         Malfunctions and errors could cause a disruption of the Netword System.....................................6
         Our failure and the failure of third parties to be Year 2000 compliant could negatively impact our business...............................................................................6
         We may be exposed to liability for trademark infringement..................................................6
         Outstanding warrants, options and other rights to acquire our common stock may dilute the value of our common stock and impair our ability to raise additional equity capital.........................................................................6
         The substantial number of our shares that will be eligible for sale in the future may adversely effect the market for our common stock..................................................7
         There is a limited market for the sale of our shares.......................................................7
Our Business and Property.......................................................................................... 8
Selling Stockholders................................................................................................17
Plan of Distribution................................................................................................24
Use of Proceeds.....................................................................................................25
Directors, Executive Officers and Significant Employees.............................................................26
Remuneration of Directors and Officers..............................................................................29
Security Ownership of Management and Certain Security Holders.......................................................32
Interest of Management and Others in Certain Transactions...........................................................35
Securities Being Offered............................................................................................36
Description of Securities...........................................................................................36
Significant Parties.................................................................................................40
Legal Proceedings ..................................................................................................41
Disclosure of Commission Position on Indemnification for Securities Acts Liabilities................................42
Legal Matters.......................................................................................................42
Experts.............................................................................................................43
Where You Can Find Additional Information...........................................................................43
Index to Financial Statements......................................................................................F-1

                               ABOUT NETWORD, INC.

         Netword, Inc. owns and operates the Netword System, a patented Internet utility which offers a simple, consumer-friendly way to reach any destination on the Internet. Through the Netword System, we provide a service that enables individual and business users of the Internet to create simple and memorable words, phrases, numbers or other sequences of characters, called Networds, which are used as Internet keywords to identify and access Internet resources (including Web pages, alphanumeric pagers, files to transfer and e-mail addresses) in place of more complex Internet addresses known as universal resource locators or URLs.

         As the Internet is currently administered, creation of a separate registered domain name for any Internet resource is time consuming and difficult to manage. The available naming structure has a limited character set and frequently results in URLs containing complex non-memorable sequences of characters. By contrast, a user-friendly Netword corresponding to any Internet address (including a specific location within a Web site) can be created virtually instantaneously. Once a Netword is created, it can be edited or directed to a new Internet address in seconds.

         Using Networds can facilitate direct access to specific Internet resources anywhere on the Internet. Unlike limited keyword systems within the infrastructure of a proprietary network, such as America-On-Line's keyword system, or bookmarks generated by Internet users for use on their own computers, Networds are universal and may be used from any computer linked to the Internet.

         As a cornerstone of our business model, it is our policy to allow every Internet user to create FREE Networds for non-commercial purposes and to make all FREE Networds instantly available to all Internet users. We intend to use the convenience of FREE Networds as a tool to spread the use of Networds across the Internet, with the object of creating a significant potential market of Internet users who regularly employ our system. As this market develops, we intend to promote its availability to attract commercial Web resource owners willing to pay appropriate fees for the rights to register Networds.

         If we successfully implement our business model, we expect to earn revenues from registration of specific Networds by commercial Web resource owners, payments by these owners for hits on their sites, sales of banner ads and other advertising on our Web site, and expanded service offerings to users of FREE Networds.

         While we introduced an early version of the Netword System on the Internet in May 1997, our operations are still in the development stage. We do not have significant revenues.

         Our principal offices are located at 702 Russell Avenue, Third Floor, Gaithersburg, Maryland 20877. Our telephone number is 1-800-NETWORD.

         As used in this Prospectus, the terms "we", "us" and "Netword" refer to Netword, Inc. and its predecessors, unless the context otherwise requires.

                           FORWARD LOOKING STATEMENTS

         Some of the statements in this prospectus that are not historical facts are forward-looking statements. Forward-looking statements can be identified by the use of words such as estimates, projects, anticipates, expects, intends, believes or the negative thereof or other variations thereon or by discussions of strategy that involve risks and uncertainties. We caution you that all the forward-looking statements contained in this prospectus are only estimates and predictions. Our actual results could differ materially from those anticipated in the forward-looking statements due to risks, uncertainties or actual events differing from the assumptions underlying these statements. The risks, uncertainties and assumptions include, but are not limited to, those discussed in this prospectus.

                                  RISK FACTORS

Because we have a limited operating history and our business model is still developing, it is difficult to evaluate our prospects. We do not know when or if we will become profitable.

         We have a limited operating history and are still in the development stage of our business. As a result, there is limited historical financial information about us upon which to base an evaluation of our future prospects or performance. Our business model is still new and developing and may not materialize or prove successful. In light of the developing nature of our business and our marketing plans, we expect to continue to sustain substantial operating expenses without generating significant revenues for the foreseeable future. From December 2, 1996 through September 30, 1999, we incurred cumulative net losses of $3,855,068.

We may not be able to raise additional financing which we need to support our business.

         We have approximately $3.1 million currently available for our working capital and other business needs. Since our business and marketing plans are in a development stage, we cannot accurately calculate the cost of achieving them, but it is unlikely that our available funds will be adequate to support the successful implementation of a marketing strategy, and we are currently seeking additional private sources of equity capital. We have no continuing source of financing currently available. If we are unable to obtain additional financing on satisfactory terms, we may be forced to curtail or cease our operations.

Additional financing could result in dilution of the interests of current stockholders.

         If we are able to raise additional funds by issuing new equity or debt securities, the interests of our prior stockholders may be diluted and the holders of the newly issued securities may have rights, preferences or privileges which are senior to the rights of our prior stockholders.

If Internet usage does not continue to expand and improve, there may be no need for our product.

         The success of our business depends on the anticipated continued growth of the Internet, which should increase the need for expedited access to a greater number of Internet resources and, correspondingly, expand the market for Internet keywords. Market acceptance of the Internet remains subject to uncertainty.

The use of Networds depends on the effective functioning of the Internet, which remains subject to technical and other problems over which we have no control.

The Internet has experienced frequent periods of performance degradation, requiring the upgrade of routers and switches, telecommunications links and other components which form the infrastructure of the Internet by organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of the Netword System. The potential utility of Networds is ultimately limited by and reliant upon the speed and reliability of networks operated by third parties.

We may be unable to market Networds successfully.

         Our ultimate success depends upon our ability to adopt and successfully implement a marketing strategy which will promote widespread acceptance and use of Networds by Internet users. Such acceptance will depend upon a number of factors, including:

         o the inherent appeal of our marketing strategy in attracting our target audience
         o the adequacy of the resources available to implement our strategy
         o our ability to attract Internet service providers and others to enter into teaming arrangements with us
         o the performance of the Netword System; and
         o the extent of competitive products and activity.

Our present strategy is relatively new and remains subject to change. There is no certainty that we will ever implement a successful marketing strategy. See "Our Business and Property - Marketing Strategy" on page 11.

We may not be able to adequately protect the benefits of our patent or our other intellectual property rights.

         The potential success of the Netword System may depend on our ability to maintain proprietary rights to our technology. To protect these rights, we rely primarily upon our patent and employee and third party confidentiality and non-disclosure agreements. Although our patent provides some protection against third parties copying the Netword System, it may not preclude third parties from creating systems similar to the Netword System. The steps we have taken may not deter unauthorized use of our proprietary information, and we may not be able to afford the high cost of enforcing our intellectual property rights.

We are appealing a decision that could impair the protective scope of our patent.

           As discussed in detail under "Legal Proceedings" on page 41, we are currently engaged in litigation to enforce our patent. An adverse decision on our pending appeal in that litigation could impair the protective scope of our patent.

The market for our service is subject to domination by major competitors against whom we may not be able to compete effectively.

         The market for our services is new, intensely competitive, quickly evolving and subject to rapid technological changes. Keyword systems tend to be mutually exclusive, and the competition among providers of such systems to capture users or access to users in this early stage of the market's development may determine the ultimate success of each of the competing systems. We currently face competition from a number of recognized industry players, including Netscape, Microsoft and America-On-Line, as well as RealNames. All of these competitors have much greater financial and other resources than we have. Unless we are able to establish market share and/or marketing relationships which give us a strong competitive position, we may become irrelevant to, or limited to a small portion of the Internet keyword system market. See "Our Business and Property - Competition" on page 14.

We may not be able to keep up with rapid changes in technology as necessary to maintain the utility and competitiveness of the Netword System.

          Internet technologies are constantly evolving, and we are continuously upgrading the Netword System to accommodate these changes. Our future success depends on our ability to respond quickly and successfully to technological advances by continuously updating and developing the Netword System. We may not be able to foresee and respond to such technological advances.

Malfunctions and errors could cause a disruption of the Netword System.

         The Netword System is subject to risks associated with:

         o   systems errors and malfunctions;
         o   viruses;
         o   hackers;
         o   human error;
         o   fire;
         o   natural disaster;
         o   breaches of security;
         o   telecommunications failures;
         o   sabotage;

and similar events, which could result in service interruptions or reduced capacity for Netword users. Prolonged service interruptions could materially impair our reputation and the usefulness of the Netword System, with potentially material adverse impact on our business and prospects.

Our failure and the failure of third parties to be Year 2000 compliant could negatively impact our business

     For a discussion of risks presented by our ability and the ability of others on whom we rely to successfully make computer systems and other technology Year 2000 compliant, see "Our Business and Property - Impact of Year 2000" on page 13.

We may be exposed to liability for trademark infringement.

         The use of Networds entails the potential risk of possible infringement of third party rights. The law regarding liability for contributory trademark infringement or facilitation of unfair competition on the Internet is still unsettled. Our published terms and conditions and operating procedures include measures to protect the rights of owners of registered trademarks. These measures however, may not be enough to shield us from liability in the event of trademark infringement, dilution or unfair competition by the creator of a Netword.

Outstanding warrants, options and other rights to acquire our common stock may dilute the value of our common stock and impair our ability to raise additional equity capital.

         We have issued currently outstanding options, warrants and other rights to acquire a total of 14,475,464 shares of our common stock at prices from $0.16 to $1.50 per share. Included in these rights are outstanding warrants held by Net2Phone, Inc. to purchase up to 15% of our fully-diluted common stock (currently 4,197,573 shares) for approximately $3,000,000. We have agreed to issue additional warrants for 336,000 shares of our common stock to NorthStar Capital Partners LLC upon the election of W. Edward Scheetz to our board of directors. If all of these warrants and other rights were exercised as of a current date, the underlying shares would constitute approximately 46% of our outstanding common stock. The existence of these potentially dilutive rights may limit our ability to raise additional equity capital.

The substantial number of our shares that will be eligible for sale in the future may adversely effect the market for our common stock.

         At present only 6,000,000 of our shares plus the shares offered by this prospectus are eligible for public sale. If all currently outstanding and proposed rights to acquire our common stock were immediately exercised, there would be a total of 32,517,388 shares of common stock outstanding, with the effect that an additional 19,732,655 shares of our common stock would become eligible for public sale within the next 12 months. Particularly in light of the limited market for our common stock (discussed below), efforts by holders to sell a significant number of these shares could glut the market and adversely affect the market price of our common stock.

There is a limited market for the sale of our shares.

         Quotation of our common stock in the NQB Pink Sheets began on July 29, 1999. Actual trading volume since that date has been limited. The market for our common stock may not provide enough liquidity to enable investors to dispose of any shares offered by this prospectus or the substantial number of other shares that may become eligible for sale (as discussed above).

                            OUR BUSINESS AND PROPERTY


The Netword System

         We believe that the growth of the Internet, resulting in the proliferation of its resources and the increasing scarcity of user-friendly URLs, has created a business opportunity for Internet keyword systems. The Netword System has been developed to take advantage of this opportunity. In short, Networds are meant to make it easier for people to navigate the Internet. We offer all Internet users the opportunity to use the Netword System without charge to reach Internet resources.

         Any Internet user or owner of an Internet resource can create a Netword to facilitate direct access to a specific Internet resource. After logging on to the Internet, a user merely enters an existing Netword, like The Yankees or SesameStreet, in any Netword-enabled browser or slot and is instantly transferred to the Internet address corresponding to the Netword. If the entry is not an existing Netword, the Netword System offers the user a variety of default options which may include the use of search engines to seek out URLs employing the entered term and the opportunity to create a Netword for the desired site.

         A user may enter Networds at the user's own Netword-enabled browser, our Web site at netword.com, Netword slots at sites belonging to other entities operating under arrangements with us, or a Netword-enabled slot on the user's home page. A user can Netword-enable a browser or homepage by installing our software agent, which is available as a free one-minute download from our own Web site. As soon as the download is completed, the user can access any Web site for which a Netword exists (or for which the user creates a FREE Netword) merely by entering the Netword in the user's own browser.
See "About Netword, Inc." on page 2.

         To date, our promotional and marketing strategy has focused on establishing teaming agreements with Web communities (i.e., affinity groups which offer various Web-related services to their members), through which Internet users can learn about Networds and create and use FREE Networds. We believe that as more Internet users employ our system to help navigate the Web, more commercial Web resource owners will recognize a need to register Networds to encourage access to their sites. See "Marketing Strategy" below.

         An early version of the Netword System was introduced on the Internet in May, 1997, and we have continued to improve it since then. Until recently, however, we lacked the resources to market Networds. We have used the proceeds of recent financings to initiate a marketing effort, which is described below. Nevertheless, we continue to be a development stage business. Our ability to generate revenues sufficient to sustain the Netword System and to achieve profitability will probably depend initially upon the outcome of our expanded marketing efforts.

Our History

         Netword Inc. is a Delaware corporation which was formed on February 18, 1999. Immediately following its formation, it merged with Netword LLC, a Delaware limited liability company which owned and operated the Netword System. The sole purpose of the merger was to reorganize Netword LLC as a corporation.

         Netword LLC had been formed in December, 1996, when it acquired the assets of Birdshell Corporation, L.L.C., comprising various computer programs and systems that were key elements of the Netword System as it then existed. Birdshell had been formed in April, 1995, to develop and market the concept that became the Netword System.

Industry Background

         According to reports published by International Data Corporation, commerce conducted over the Web will exceed $1 trillion by 2003 and the number of users who make purchases over the Web will increase from 31,000,000 in 1998 to more than 183,000,000 in 2003. Forrester Research, Inc. estimates that online advertising will reach $33 billion by 2004.

The Netword Opportunity And Solution

         We expect the increased use of the Internet to create a heightened demand for quick, easy and direct access to Web resources. The proliferation of complex URLs is an obstacle to satisfaction of this demand.

         The protocol currently governing the registration of Internet domain names requires the inclusion of .com or another suffix in every URL that identifies a top level Internet domain. Creating a separate top level domain name for every resource is theoretically possible but is not currently practicable because of constraints resulting from the way the Internet is administered and the systems through which it operates. Below the level of the top level domain names, the density and diversity of information available on many Web sites and the methods of indexing and accessing information within these sites lead to the denomination of various levels and sublevels of identification. The layering of resources within any site can result in extended URLs characterized by multiple words or characters or combinations of words or characters separated by reverse slashes. As these URLs become increasingly lengthy and complex, they become increasingly difficult to remember and, when identified or remembered, are subject to greater risk of faulty entry. It seems obvious that commercial Web resource owners can benefit from systems which simplify the names by which their customers can identify and access their resources.

         We believe Networds offer an efficient and affordable solution. Using the Netword System, commercial Web resource owners can identify each of their resources with a Netword which may be a familiar product or service name or slogan that is easy to remember. The entry of the designated Netword will provide direct access to the resource.

Creating Networds

         A Netword for any URL may be created or edited at our Web site at any time by following a simple on-line procedure. FREE Networds may be created without charge. Registered Networds may be created by opening an account with us and following a registration procedure described at our Web site, www.netword.com. A FREE Netword may, however, be bumped or displaced by a Registered Netword. Networds can be created for both commercial and non-commercial purposes.

         To create a Netword:

         o The user enters the proposed name, phrase or number into our database by following simple online instructions at our Web site.

         o If the proposed name, phrase or number is not available, either because of trademark restrictions or prior use for another URL, the Netword System immediately reports the conflict and offers the user the option to propose an alternative.

         o The creation of the new Netword is confirmed to the user in its browser and by e-mail and becomes instantly available to all other users.

         o The user who created a Netword can revisit our Web site to edit or change the Netword online at any time.

         Our terms and conditions are printed in full on our Web site and explain, among other things, that Networds are registered on a priority basis to countries, government agencies, established companies, public figures, and registered holders of trademarks, service marks, and other similar intellectual property rights. Subject to these priorities, Networds are registered on a first-come, first-served basis.

         To support our policy of protecting registered trademarks and trade names, before a Netword is created we conduct a rapid online search of the U.S. Patent and Trademark Office files to determine if use of the proposed Netword will conflict with a federally registered trademark or tradename. We do not conduct any other independent investigation, such as an investigation of registered corporate or other business names or state trademark or tradename filings, to seek out potentially conflicting rights to the use of a proposed Netword.

Registration of Networds

         Owners of Web resources can register a Netword for any of their sites for a fee of $30 per year. Volume discounts are available. Branch Networds or subcategories of Networds (for example, a name like cnnfood as opposed to www.cnn.com/food) can be registered for $10 per Netword per year. Registrants agree to pay us $.03 per Netword-generated hit on each Web site in excess of 1,000 hits per month. Networds can be registered on a first-come first-served basis, subject to our standard terms and conditions.

Revenues, Extent of Netword Use and Expenditures

         Our revenues for the first nine months of 1999 were derived exclusively from Netword registrations.

         Approximately 250,000 Networds are available on the Netword System.
Specifically:

         o We have placed approximately 55,000 familiar Networds in our database. These Networds provide links to a number of U.S. businesses, TV and radio stations, mainstream publications, manufactured products, government sites, movie and TV programs and sports teams. We receive no payment for the creation or use of these Networds.
         o   Internet users have created more than 200,000 FREE Networds.

         Over the two fiscal years ended December 31, 1998, we had spent approximately $746,000 for research and development.

Marketing Strategy

         Our business model is to promote the convenience of FREE Networds in order to increase the number of Internet users who are familiar with Networds. As substantial numbers of users come to understand the benefits of Networds, we will market that information to owners of commercial Web resources willing to pay appropriate fees to register Networds for their resources.

         To implement our marketing strategy, we have begun and intend to continue to expose the Netword System to consumers through programs that:

         o Promote and give access to the Netword System on Web community sites like GeoCities, Tripod, FortuneCity, Angelfire and Homestead. Although we have contacted a number of Web communities, we do not currently have agreements with any of them.

         o Promote and advertise Networds in online and offline publications, and on television and radio.

         o Establish alliances with Internet service providers like Verio. At present, we have no such alliances.

         o Establish alliances with owners of search engines and telephone access facilities, especially those willing to provide a Netword logo and slot on their sites and promote Networds to users and customers who establish Web sites on their sites. At present we have no such alliances.

         We have also created and continue to expand our existing Logo program, an initiative to assist not-for-profit organizations in promoting their Networds. This program allows members to display a Netword logo and slot on their sites to enable visitors to download our software and enter Networds directly in their own browsers. Revenue sharing is not offered as part of this program. Approximately 25 organizations are currently participating in this program and have been important factors in driving traffic to our Web site.

         From November, 1998 until June, 1999, we had an active teaming agreement with GeoCities, Inc. under which GeoCities made available and communicated to its members who create Web sites on the GeoCities site (referred to as homesteaders) the advantages of the Netword System and FREE Networds in exchange for our payment of certain fees and a percentage of related revenues. This agreement was terminated following Yahoo!, Inc.'s acquisition of GeoCities in June, 1999. The GeoCities relationship resulted in more than 2,000,000 hits to our Web site by GeoCities homesteaders, and they created more than 50,000 FREE Networds 0which are linked to their personal GeoCities Web pages. More than 3,000 homesteaders placed our logo and slot on personal homepages at their GeoCities Web sites.

         Apart from occasional press releases, several articles about us in local papers and trade publications and publicity generated by our Web site and under our teaming agreement with GeoCities, there has not been significant publicity about the Netword System.

         Net2Phone Agreement. In connection with our efforts to expand the distribution of the Netword System, we have recently entered into an agreement with Net2Phone, Inc. under which a newly developed version of our software agent will be shipped with Net2Phone's software together with our logo and slot and a direct link to our Web site. Net2Phone's software enables low-cost high quality calls to be placed from computers, telephones or fax machines to any world wide telephone or fax machine.

         Under the new agreement, we granted Net2Phone rights to freely register Networds to facilitate use of its system. The agreement also provides that Net2Phone is responsible for maintaining a database of URLs and associated phone numbers and is entitled to share in certain of our revenues attributable to the registration and use of Networds sourced from Net2Phone's Web site. The agreement has an initial one-year term (expiring September 29, 2000), subject to renewal for successive additional one-year terms and to early termination by Net2Phone. In connection with the new agreement, we granted Net2Phone warrants to acquire up to 15% of our fully-diluted common stock for approximately $3,000,000.


The Netword Directory

         In July 1999, we introduced the Netword Directory, an on-line facility at our Web site which organizes all Networds by subject categories. We intend to offer advertising in this directory as a potential additional source of revenue.

Netword System Components

         The Netword System currently runs on our own cluster of five PCs installed at the McLean Virginia facility of Exodus Communications, Inc., a tier-1 communications and co-location provider. We also maintain a back-up cluster of PCs at our Maryland offices. Our current services agreement with Exodus is for a one-year period, expiring August 23, 2000, subject to successive one year renewals. The cost of this services agreement is $4,830 per month. This services agreement provides us with round the clock Internet access, manned security and technical monitoring.

         In June, 1999, we purchased additional equipment to facilitate installation of additional network access points for Internet connections in North America and Europe to provide additional redundancy and assure effective administration of traffic.

         Most of the non-proprietary components of the hardware and operations software in the Netword System are generally available from conventional commercial sources. The custom program software for the Netword System is written by our senior software engineers and maintained in a version control database, which is backed up and stored in a secure facility. Although we rely for programming on our current senior software engineers, we believe we can find comparable substitute engineers if and when we need them.

         We believe that the operation of the Netword System is subject to minimal security risks. Our PC cluster is accessible only by layered passwords. If a fire or other major disaster were to destroy our co-location provider's facility, we believe that we could provide effective substitute service within 24 to 48 hours through the PC cluster at our offices and could return to 100% capacity with an alternate co-location provider within one to two weeks. If one of the five PCs in a cluster fails, any of the other four has capacity to serve as an immediately effective substitute. We have established a firewall which limits access to the Netword System and helps to insulate it from viruses.

Impact of Year 2000

         The year 2000 issue, commonly referred to as Y2K, is a result of the way some computer systems store dates. In many cases, when a date is stored by a computer, a two digit field has been used to store the year (i.e., 01/01/98 = January 1, 1998). The system assumes that the first two digits in the year field are "19." With the end of the century approaching, those same systems should reflect 01/01/00 as being "January 1, 2000." However, a non-compliant system will read 01/01/00 as January 1, 1900.

         We have been focused on year 2000 issues since our inception. Since we are young, the hardware and software we currently use to operate our business was developed or purchased with Y2K readiness in mind, relying principally on representations of our vendors as to the Y2K capabilities of the hardware and software we have purchased. We cannot assure you the vendor representations we relied upon are accurate or that we will have effective recourse against any vendors whose representations prove misleading. Separately, our co-location provider has assured us that it is Y2K compliant, but we have not made an independent investigation of its facility.

         On a broader level, we depend on the availability of the Internet infrastructure to make the Netword System available to Internet users. Disruptions in the Internet infrastructure arising from Year 2000 problems could limit Internet users' ability to use Networds to access Web resources.

         Our business and financial condition could be adversely affected by the failure of the systems and applications of third parties on which we rely, including a disruption to the Internet infrastructure, to properly operate after 1999.

Patent and Other Intellectual Property

         On June 9, 1998, we were issued patent No. 5764906 which describes the Netword System as a Universal Electronic Resource Denotation, Request and Delivery System that shares information and aliases among owners of Internet Web sites and other resources and Internet users. A recent court decision which we have appealed could impair the patent's protective scope. See "Legal Proceedings" on page 41.

         We also own various copyrighted software with special purpose components not found in any existing off-the-shelf software of which we are aware.

         Netword is registered as a trademark with the U.S. Patent and Trademark Office. On April 30, 1996, we acquired the exclusive rights to the common law and registered trademarks and trade names "Netword" and "Netword, Inc." for aggregate payments of $40,600 over seven years.

Competition

         The market for Internet services is relatively new, intensely competitive, quickly evolving and subject to rapid technological changes. The Netword System already faces significant competition which may be expected to continue and intensify in the future. We have limited financial, marketing, research and development resources, but we need to continue to invest in the development of the Netword System and the expansion and enhancement of our marketing and customer support services in order to compete effectively. There are no assurances that we will have sufficient resources to make the required investments.

         We classify the systems currently offered by competitors into the following categories:

         o keyword systems which operate through browsers, such as Netscape's Communicator versions 4.5 and higher and Microsoft's Internet Explorer 5.0, and RealNames Corporation's keyword system which operates in a manner similar to the Netword System;
         o keyword systems within a proprietary network, such as America-On-Line's keyword system; and
         o Internet search engines and directories, such as Yahoo, AltaVista and Hotbot.

         These competitive systems are operated or backed by established companies, which have vastly greater financial, marketing, research and development resources than ours. Microsoft, AltaVista and Network Solutions have invested in or entered into agreements with RealNames, and RealNames has substantially greater financial resources than ours. Additionally, RealNames has allied itself and intends to pursue additional relationships with third party Internet browser providers and providers of search, directory, e-commerce, portal and content services as a means of distributing its service. Other established companies may decide to expand their operations to offer a full range of Internet services which could potentially include a service such as ours.

         Despite this array of competition, we believe we can compete effectively in our marketplace based upon our quick, efficient, easy-to use product that is free to Internet users and reasonably priced to owners of commercial Web resources. Other than RealNames' system, which is an Internet keyword system that directly competes with the Netword System, we are not aware of any service currently offered by our competitors which provides the range of functions made available through the Netword System.

         In practice, our system is broadly aimed to allow users to employ Networds across the entire Web. By contrast, we believe that the RealNames' system is more narrowly focused on the use of keywords in the search engines of RealNames' search partners. We believe the RealNames system materially infringes our patent rights. See, however, "Legal Proceedings" on page 41 for a description of pending litigation involving RealNames which may impair the protective scope of our patent.

         Services currently offered by our principal competitors have certain comparative limitations:

         o America-On-Line's keyword system registers keywords which point only to content on the America-On-Line network. This system does not permit Internet users to create their own free America-On-Line keywords, and owners of commercial content who desire to create keywords for use within America-On-Line's network are subject to a limited and expensive registration process.

         o Netscape's keyword system which operates through certain recent versions of its Communicator does not permit private registration of keywords. The keywords are created by Netscape and point to NetCenter portal content and other Web resources.

         o Microsoft's Internet Explorer 5.0 browser does not permit Internet users or owners of commercial Web resources to register keywords.

         o The registration of a keyword on RealName's system can be a lengthy process and costs more than registration of a Netword. RealNames' keyword system offers a facility for Internet users to create one free Internet keyword for their homepage on a selected list of Internet communities. It does not offer them the opportunity to create unlimited numbers of free Internet keywords that can point to any resource.

         o Search engines provide multiple responses to a keyword entry and many of the responses may be unrelated to a user's query.

Government Approvals and Regulation

         We are not currently subject to direct federal, state or local government regulation, other than regulations applicable to businesses generally. There is only a small body of laws and regulations directly applicable to access to or commerce on the Internet.

         Due to the increasing popularity and use of the Internet, it is likely that a number of additional laws and regulations may be adopted at the federal, state and local levels with respect to the Internet, covering issues such as intellectual property rights, user privacy, taxation, access charges, characteristics and quality of products and services, liability for third-party activities, transmission of sexually explicit material and jurisdiction. The adoption of any such laws or regulations might decrease the growth of the

Internet, which in turn could decrease the demand for Networds or increase the cost of doing business or in some other manner harm our business. In addition, applicability to the Internet of existing laws governing issues such as intellectual property, taxation, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted before the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

         In particular, the use of Networds entails the potential risk of possible infringement of third party rights. The law regarding liability for contributory trademark infringement or facilitation of unfair competition on the Internet is still unsettled. Our published terms and conditions and operating procedures include measures to protect the rights of owners of registered trademarks. These measures however, may not be adequate to shield us from liability in the event of trademark infringement, dilution or unfair competition by the creator of a Netword.

Employees

         As of October 15, 1999, we had 10 full time employees and six consultants who provided services on an as-needed basis. We believe that our success will depend in part on our continued ability to attract, hire and retain qualified personnel. The competition for such personnel is intense and we may not be able to readily identify, attract and retain such personnel in the future. We believe that our relationship with our employees is satisfactory. As of the date hereof, we believe that we have an appropriate mix of employee skills for our current business needs. None of our employees is represented by a labor union or retained under an employment contract. All of our employees are bound by confidentiality agreements.

Description of Property

         We do not own real property. Our principal offices located at 702 Russell Avenue, Third Floor, Gaithersburg, Maryland 20877 are leased until September 2003 and cover approximately 2000 square feet of office space at a monthly rent of approximately $3,300. We do not consider this leased location to be material to our operations, and we believe that equally suitable alternative locations are available.

                              SELLING STOCKHOLDERS

         The table below provides, as of November 5, 1999, information regarding the number and percentage of shares held by the selling stockholders before and after this offering. The calculations are based on 17,705,924 outstanding shares. If an * appears in a column next to a stockholder's name, that stockholder owns less than one percent of our common stock. If a X appears next to a stockholder's name, that stockholder received warrants in our merger with Netword LLC. Unless disclosed in the footnotes to the table, no selling stockholder has held any position or office or had any other material relationship with us during the past three years.

         For purposes of this table, a person is deemed to be the beneficial owner of our common stock if such person:

         o has or shares the power to vote or direct the voting of the common stock or to dispose or direct the disposition of the common stock; or

         o has the right to acquire beneficial ownership of the common stock within 60 days.

Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Except as otherwise indicated in a footnote to this chart, each stockholder has sole voting and dispositive power with respect to the shares of common stock he holds. The shares of common stock of each stockholder other than Batya Wise do not include shares held by that person's spouse or children.


         The number of shares offered for sale for the account of a stockholder and the number and percentage of shares owned by a stockholder before this offering includes the shares of common stock held by the stockholder as of the date of this prospectus and shares that are issuable upon the exercise of warrants which were issued to the stockholder in our merger with Netword LLC or in our Regulation S offering. See "Description of Securities" on page 36. The number and percentage of shares beneficially owned by each stockholder after this offering assumes the sale of all shares offered for sale for the account of that stockholder.


         The names of additional selling stockholders may be provided later in accordance with Section 424 (c) of the Securities Act.

----------------------------------------------------------------------------------------------------------------------------------
                                                                                Number of
                                                                             Shares Offered
                                          Beneficially Owned by             for Sale for the            Beneficially Owned by
        Name of Selling                     Stockholder Before                 Account of                 Stockholder after
          Stockholder                         this Offering                    Stockholder                  this Offering
----------------------------------------------------------------------------------------------------------------------------------
                                         Number            Percentage                                Number of        Percentage
                                        of Shares           of Shares                                 Shares           of Shares
----------------------------------------------------------------------------------------------------------------------------------
Philip S. Abrams (1)[CHECK MARK]        35,952                 *                  9,456             26,496                *
----------------------------------------------------------------------------------------------------------------------------------
Laurie Adler [CHECK MARK]               25,968                 *                  5,933             20,035                *
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                                Number of
                                                                             Shares Offered
                                          Beneficially Owned by             for Sale for the            Beneficially Owned by
        Name of Selling                     Stockholder Before                 Account of                 Stockholder after
          Stockholder                         this Offering                    Stockholder                  this Offering
----------------------------------------------------------------------------------------------------------------------------------
                                         Number            Percentage                                Number of        Percentage
                                        of Shares           of Shares                                 Shares           of Shares
----------------------------------------------------------------------------------------------------------------------------------
Alize Limited                          1,007,500               5.7%             270,000               737,500              4.1%
----------------------------------------------------------------------------------------------------------------------------------
Amaranth Resources
Limited (2)                              205,000               1.2%             180,000                25,000              *
----------------------------------------------------------------------------------------------------------------------------------
Richard Anderson [CHECK MARK]              5,191               *                  1,365                 3,826              *
----------------------------------------------------------------------------------------------------------------------------------
Keith B. Ballurio [CHECK MARK]             1,833               *                    482                 1,351              *
----------------------------------------------------------------------------------------------------------------------------------
Wendy L. Beck [CHECK MARK]                   365               *                     96                   269              *
----------------------------------------------------------------------------------------------------------------------------------
Vincent H. Bono (3) [CHECK MARK]          15,627               *                  4,110                11,517              *
----------------------------------------------------------------------------------------------------------------------------------
Shepard C. Bostin (4) [CHECK MARK]       402,236               2.2%               6,625               395,611              2.2%
----------------------------------------------------------------------------------------------------------------------------------
Cheltenham Capital
Enterprises Limited (5)                  610,000               3.4%             360,000               250,000              1.4%
----------------------------------------------------------------------------------------------------------------------------------
John J. Curley [CHECK MARK]               46,652               *                 12,270                34,382              *
----------------------------------------------------------------------------------------------------------------------------------
G. Mark Curry                            180,000               1.0%             180,000                     0              *
----------------------------------------------------------------------------------------------------------------------------------
Amy Diamond [CHECK MARK]                     167               *                     44                   123              *
----------------------------------------------------------------------------------------------------------------------------------
EcomPark Inc. (6)                        512,500               2.9%             450,000                62,500              *
----------------------------------------------------------------------------------------------------------------------------------
Matthew R. Edelstein                                                             24,390
(7) [CHECK MARK]                         106,748(28)           *                                       82,358              *
----------------------------------------------------------------------------------------------------------------------------------
Estate of Robert                                                                 87,108
Simons [CHECK MARK]                      331,193               1.9%                                   244,085              1.4%
----------------------------------------------------------------------------------------------------------------------------------
Falling Brook
Investments Ltd. (8)                     307,500               1.7%             270,000                37,500              *
----------------------------------------------------------------------------------------------------------------------------------
Anitra Feit [CHECK MARK]                  90,890               *                 20,767                70,123              *
----------------------------------------------------------------------------------------------------------------------------------
Elliot Feit [CHECK MARK]                  90,887               *                 20,766                70,121              *
----------------------------------------------------------------------------------------------------------------------------------
Jeffrey Feit [CHECK MARK]                 25,968               *                  5,933                20,035              *
----------------------------------------------------------------------------------------------------------------------------------
Neal Feit [CHECK MARK]                    25,968               *                  5,933                20,035              *
----------------------------------------------------------------------------------------------------------------------------------
Lynn Gettenberg [CHECK MARK]             207,812               1.2%              47,482               160,330              *
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                                Number of
                                                                             Shares Offered
                                          Beneficially Owned by             for Sale for the            Beneficially Owned by
        Name of Selling                     Stockholder Before                 Account of                 Stockholder after
          Stockholder                         this Offering                    Stockholder                  this Offering
----------------------------------------------------------------------------------------------------------------------------------
                                         Number            Percentage                                Number of        Percentage
                                        of Shares           of Shares                                 Shares           of Shares
----------------------------------------------------------------------------------------------------------------------------------
John W. Gildea [CHECK MARK]              117,454               *                 26,836                90,618              *
----------------------------------------------------------------------------------------------------------------------------------
Joel H. Golovensky [CHECK MARK]           91,624               *                 20,935                70,689              *
----------------------------------------------------------------------------------------------------------------------------------
Mary Hamlin [CHECK MARK]                   7,771               *                  2,044                 5,727              *
----------------------------------------------------------------------------------------------------------------------------------
Lucy Hansen [CHECK MARK]                  68,160               *                 15,951                52,209              *
----------------------------------------------------------------------------------------------------------------------------------
Ronald I. and Joyce
Heller [CHECK MARK]                      779,234               4.4%             178,043               601,191              3.4%
----------------------------------------------------------------------------------------------------------------------------------
Hemery Nominees                                                  2%
Limited (9)                              205,000               1.               180,000                25,000              *
----------------------------------------------------------------------------------------------------------------------------------
Murray Horowitz [CHECK MARK]             127,389               *                 29,106                98,283              *
----------------------------------------------------------------------------------------------------------------------------------
Hurlow Partners Inc. (10)                205,000               1.2%             180,000                25,000              *
----------------------------------------------------------------------------------------------------------------------------------
International Project
Finance Ltd.                             102,500               *                 90,000                12,500              *
----------------------------------------------------------------------------------------------------------------------------------
Jesurum (1994) Family
Limited Partnership,
Robert Jesurum and
Toby Jesurum,
Trustees (11) [CHECK MARK]               630,212               3.5%             147,484               482,728              2.7%
----------------------------------------------------------------------------------------------------------------------------------
Kenneth R. Johnsen [CHECK MARK]          246,709               1.4%              56,369               190,340              1.1%
----------------------------------------------------------------------------------------------------------------------------------
Gladys H. Karanfilian [CHECK MARK]       166,986               *                 39,078               127,908              *
----------------------------------------------------------------------------------------------------------------------------------
James Karanfilian (12) [CHECK MARK]    1,154,798(29)           6.4%             288,269               866,529              4.8%
----------------------------------------------------------------------------------------------------------------------------------
Jordan Klineman [CHECK MARK]             996,924               5.6%             227,782               769,142              4.3%
----------------------------------------------------------------------------------------------------------------------------------
Justine Klineman [CHECK MARK]            996,924               5.6%             227,782               769,142              4.3%
----------------------------------------------------------------------------------------------------------------------------------
Kent M. Klineman (13) [CHECK MARK]     2,581,802              13.3%             249,050             2,332,752             12.0%
----------------------------------------------------------------------------------------------------------------------------------
Klondike Resources
Inc. (14) [CHECK MARK]                   695,372               3.9%             158,882               536,490              3.0%
----------------------------------------------------------------------------------------------------------------------------------
Lake & Co. (15)                          205,000               1.2%             180,000                25,000              *
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                                Number of
                                                                             Shares Offered
                                          Beneficially Owned by             for Sale for the            Beneficially Owned by
        Name of Selling                     Stockholder Before                 Account of                 Stockholder after
          Stockholder                         this Offering                    Stockholder                  this Offering
----------------------------------------------------------------------------------------------------------------------------------
                                         Number            Percentage                                Number of        Percentage
                                        of Shares           of Shares                                 Shares           of Shares
----------------------------------------------------------------------------------------------------------------------------------
Alan B. Miller [CHECK MARK]             119,279                 *                 27,914                91,365              *
----------------------------------------------------------------------------------------------------------------------------------
Srinivas Nagaraj (16) [CHECK MARK]       20,235                 *                  5,322                14,913              *
----------------------------------------------------------------------------------------------------------------------------------
David S. and Bette
Nagelberg (17) [CHECK MARK]             779,234                 4.4%             178,043               601,191              3.4%
----------------------------------------------------------------------------------------------------------------------------------
Robert C. O'Mara [CHECK MARK]            93,843                 *                 24,682                69,161              *
----------------------------------------------------------------------------------------------------------------------------------
Omnitrade Investments
Limited                                 102,500                 *                 90,000                12,500              *
----------------------------------------------------------------------------------------------------------------------------------
Palmerston Investments
Limited                                 805,000                 4.5%             180,000               625,000              3.5%
----------------------------------------------------------------------------------------------------------------------------------
Anthony and Emily
Pantaleoni (18) [CHECK MARK]            239,940                 1.4%              56,151               183,789              1.0%
----------------------------------------------------------------------------------------------------------------------------------
Ppon Pictet & Cie                       717,500                 4.0%             630,000                87,500              *
----------------------------------------------------------------------------------------------------------------------------------
Brian Puckett (19) [CHECK MARK]           6,195                 *                  1,629                 4,566              *
----------------------------------------------------------------------------------------------------------------------------------
Donald Puckett [CHECK MARK]                 167                 *                     44                   123              *
----------------------------------------------------------------------------------------------------------------------------------
Jerry H. Pyle [CHECK MARK]              119,279                 *                 27,914                91,365              *
----------------------------------------------------------------------------------------------------------------------------------
Joseph S. Reiss [CHECK MARK]            519,520                 2.9%             118,702               400,818              2.2%
----------------------------------------------------------------------------------------------------------------------------------
Murray M. Rubin                                                                   29,673
(20) [CHECK MARK]                       197,143                 1.1%                                   167,470              *
----------------------------------------------------------------------------------------------------------------------------------
Nadine V. Rubin [CHECK MARK]            129,868                 *                 29,673               100,195              *
----------------------------------------------------------------------------------------------------------------------------------
Shlomo Segev (21) [CHECK MARK]          150,262                 *                 16,753               133,509              *
----------------------------------------------------------------------------------------------------------------------------------
Davinder Sethi [CHECK MARK]              49,648                 *                 13,058                36,590              *
----------------------------------------------------------------------------------------------------------------------------------
David Smith [CHECK MARK]                    993                 *                    261                   732              *
----------------------------------------------------------------------------------------------------------------------------------
Smith Vincent & Co.
Ltd. (22)                               205,000                 1.2%             180,000                25,000              *
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                                Number of
                                                                             Shares Offered
                                          Beneficially Owned by             for Sale for the            Beneficially Owned by
        Name of Selling                     Stockholder Before                 Account of                 Stockholder after
          Stockholder                         this Offering                    Stockholder                  this Offering
----------------------------------------------------------------------------------------------------------------------------------
                                         Number            Percentage                                Number of        Percentage
                                        of Shares           of Shares                                 Shares           of Shares
----------------------------------------------------------------------------------------------------------------------------------
Stilwell Holding LLC
(23) [CHECK MARK]                        535,155                 3.0%             122,275            412,880                2.3%
----------------------------------------------------------------------------------------------------------------------------------
Ike Suri [CHECK MARK]                     17,893                 *                  4,706             13,187                *
----------------------------------------------------------------------------------------------------------------------------------
Dennis J. and Ann A.
Wilkinson [CHECK MARK]                   108,352                 *                 28,498             79,854                *
----------------------------------------------------------------------------------------------------------------------------------
Batya Wise (24) [CHECK MARK]           1,849,288(30)            10.2%             422,534          1,426,754                7.9%
----------------------------------------------------------------------------------------------------------------------------------
Daniel Wise [CHECK MARK]                 207,812                 1.2%              47,482            160,330                *
----------------------------------------------------------------------------------------------------------------------------------
Gidon Wise (25) [CHECK MARK]             333,756 (31)            1.9%              47,482            286,274                1.6%
----------------------------------------------------------------------------------------------------------------------------------
Marshall M. Wise [CHECK MARK]            117,454                 *                 26,836             90,618                *
----------------------------------------------------------------------------------------------------------------------------------
John P. Young (26) [CHECK MARK]            4,011                 *                    938              3,073                *
----------------------------------------------------------------------------------------------------------------------------------
Richard D. and Ragna
B. Young (27) [CHECK MARK]               114,850                 *                 30,207             84,643                *
----------------------------------------------------------------------------------------------------------------------------------

(1) Mr. Abrams served as Vice President, Marketing of Netword LLC from December 1996 to March 3, 1997.

(2) Joseph L. Rotman is the sole director and Amaranth Canadian Holdings Ltd. is the controlling entity of Amaranth Resources Limited.

(3) Mr. Bono served as manager of Internet Information Research of Netword LLC until August 1997.

(4) Mr. Bostin is presently the Chief Operating Officer of Netword Inc. From August 1997 to February 1999 he served as the Chief Operating Officer of Netword LLC. From April 1997 to August 1997, he served as Director of Marketing of Netword LLC.

(5) Ernesto Crespo is the sole director and shareholder of Cheltenham Capital Enterprises Limited. Craig G. Brown and Paul Lemmon are the respective president and secretary.

(6) EcomPark Inc., formerly known as Storage One, Inc., is traded on the Alberta stock exchange (symbol EKP.al).

(7) Mr. Edelstein founded Birdshell Corporation, L.L.C. in April 1995 and served as President until its assets were acquired by Netword LLC in December 1996.

(8) Philip Strathy and John Strathy are the respective President and Vice President and each controls 50% of this entity.

(9) Kevin J. Gollop, Christopher Totty and Peter J. Band are the directors of Hemery Nominees Limited.

(10) Gerald Hurlow, Terrence Smith and Philip Deck are the directors of Hurlow Partners Inc.

(11) Robert Jesurum and Toby Jesurum and their immediate family are the principals of this entity.

(12) Mr. Karanfilian served as a Manager of Netword LLC from December 1996 to February 1999 and thereafter as a director of Netword Inc. until April 1999. He served as Chairman of Birdshell until it was acquired by Netword LLC in December 1996.

(13) Mr. Klineman served as a Manager of Netword LLC from December 1996 to February 1999 and thereafter as a director and officer of Netword Inc.

(14) Sherry Mallin is the principal of this entity.

(15) Lake & Co. acts as bank nominee for Harmony North American Small Cap Fund. Harmony North American Small Cap Fund is owned by AGF, a large mutual fund group in Canada.

(16) Mr. Nagaraj was employed by Netword LLC from December 1996 to August 1997.

(17) Mr. and Mrs. Nagelberg hold our common stock and warrants to purchase common stock as joint tenants.

(18) Mr. Pantaleoni served as counsel to Birdshell before its acquisition by Netword LLC in December 1996.

(19) Mr. Puckett served as the registered agent for Birdshell before its acquisition by Netword LLC in December 1996.

(20) Mr. Rubin has been Treasurer and Chief Financial and Accounting Officer of Netword Inc. since September 1999. He has provided accounting and tax preparation services to us since December 1996.

(21) Mr. Segev served as a software engineer for Netword LLC from December 1996 to February 1998 and for Birdshell before December 1996.

(22) M. Kitson Vincent and the Estate of Arthur J. Vincent are the shareholders of this entity. The directors of the entity are M. Kitson Vincent, Gerald
     R. Vincent and Esther Jarrett. M. Kitson Vincent is the President and Gerald R. Vincent is the Vice President.

(23) Before February 1999, the Managing Partner of Stilwell Holding LLC, K.A. Taipale was a Member of the Board of Managers of Netword LLC.

(24) Ms. Wise is the wife of Michael Wise, the President and Chief Executive Officer of Netword Inc. Mr. Wise disclaims beneficial ownership of shares beneficially owned by his wife and his sons, David Wise and Gidon Wise.

(25) Mr. Wise is employed as a system and software analyst for Netword Inc. He also serves as a consultant for Netword Inc.

(26) Mr. Young served as Vice President and General Counsel of Netword LLC from December 1996 to August 1997, and of Birdshell from May 1996 to December 1996.

(27) Mr. and Mrs. Young's common stock and warrants to purchase common stock are held as community property.

(28) Excludes (a) 85,473 shares of common stock currently outstanding and (b) 30,503 shares of common stock issuable upon exercise of outstanding warrants held by James Karanfilian. An option to purchase such shares was granted to Matthew R. Edelstein in September 1996 at Mr. Karanfilian's original cost of $256,666 plus 10% annual interest until January 26, 2000.

(29) Includes (a) 85,473 shares of common stock currently outstanding and (b) 30,503 shares of common stock issuable upon exercise of outstanding warrants held by James Karanfilian. An option to purchase such shares was granted to Matthew R. Edelstein in September 1996 at Mr. Karanfilian's original cost of $256,666 plus 10% annual interest until January 26, 2000.

(30) Includes (a) 89,639 shares of common stock held by Ms. Wise in a custodial account in her name as custodian for her minor son, David Wise, and (b) 26,546 shares of common stock issuable upon the exercise of warrants also held by Ms. Wise as custodian for David Wise. Excludes (a) 160,330 shares of common stock, (b) 47,482 shares of common stock issuable upon the exercise of warrants and (c) 125,944 options to purchase shares of common stock held by Ms. Wise's son, Gidon Wise, as the record holder and beneficial owner, and by Ms. Wise as beneficial owner.

(31) Includes (a) 160,330 shares of common stock, (b) 47,482 shares of common stock issuable upon the exercise of warrants and (c) 125,944 options to purchase shares of common stock held by Mr. Gidon Wise, as the record holder and beneficial owner, and by his mother, Batya Wise, as beneficial owner.

                              PLAN OF DISTRIBUTION

         Sales by selling stockholders may be made pursuant to this prospectus from time to time as each selling stockholder determines. Sales may be made directly to purchasers or through brokers, dealers or agents. Brokers, dealers or agents who participate in sales of shares may receive discounts, concessions or commissions from the sellers or purchasers.

         Since the selling stockholders and any participating brokers, dealers or agents may be deemed to be underwriters within the meaning of the Securities Act, any profits they receive on the sale of the shares and any related discounts, commissions or concessions may be deemed to be underwriting discounts and commissions under the Securities Act.

         The shares may be sold in one or more transactions:

         o on any exchange on which the shares may be listed at the time of the sale;
         o        in the over-the-counter markets;
         o in negotiated transactions other than on such exchange or in the over-the counter market; or
         o        through the writing of options.

         The selling stockholders may sell the shares from time to time in one or more transactions at:

         o        fixed prices;
         o        prevailing market prices at the time of sale;
         o        varying prices determined at the time of sale; or
         o        negotiated prices.

         In addition, subject to applicable state and foreign laws, the shares which qualify for sale under an applicable exemption from registration under the Securities Act may be sold pursuant to the exemption rather than this prospectus.

         To the best of our knowledge, there are currently no plans, arrangements or understandings regarding the sale of shares between any of the selling stockholders and any broker, dealer, agent or underwriter. There is no certainty that any selling stockholder will sell any or all of the shares offered by it under this prospectus or that any selling stockholder will not transfer, devise or donate such shares by means not described in this prospectus.

         The selling stockholders and any other person participating in the offering will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders. These restrictions may affect the marketability of the shares and the ability of any person to engage in market-making activities with respect to the shares.

         We will pay substantially all of the expenses incidental to the registration, offering and sale of the shares covered by this prospectus, except expenses for discounts, commissions and concessions of brokers, dealers and agents participating in sales.

         We have entered into an indemnification agreement with each of the selling stockholders which provides that we and each selling stockholder will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with any such liabilities.

         We will make copies of this prospectus available to the selling stockholders. At or before the time of any sale of shares by a selling stockholder pursuant to this prospectus, the selling stockholder must deliver a copy of this prospectus to the purchaser.


                                 USE OF PROCEEDS

         We will receive no proceeds from the sale of shares by selling stockholders.

         We will receive $1.25 per share from any exercise of outstanding warrants to purchase an aggregate of 4,784,733 shares which may be resold pursuant to this prospectus. If all of these warrants were exercised, we would receive gross proceeds of $5,980,916.25. There is no assurance that any of the warrants will be exercised. Any proceeds from the exercise of the warrants will be added to our working capital and used primarily for marketing, advertising and promotional activities.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         Our directors, officers and significant employees1 and biographical information about them are provided below. Each director will hold office until our first annual meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal.


Name                        Age            Position
----                        ---            --------
Michael L. Wise             56             President, Chief Executive Officer, Director
Kent M. Klineman            67             Secretary, Director
W. Edward Scheetz           34             Expected to become a director *
Shepard C. Bostin           33             Chief Operating Officer, Vice President of
                                           Marketing
Murray M. Rubin             56             Chief Financial and Accounting Officer, Treasurer
Thomas Sweeting             36             Senior Software Engineer
Simon Janes                 28             Senior Software Engineer

         * Subject to our obtaining directors and officers liability insurance, Mr. Scheetz has agreed to join our board of directors.

         Michael Wise joined Netword LLC in December 1996 as chairman of the Board of Managers and became its President and Chief Executive Officer in August 1997. Additionally, he is Vice-Chairman of nStor Technologies, Inc. (AMEX:
NSO), a manufacturer of RAID subsystems and information storage solutions for PC-LAN and Unix. Since 1988, Mr. Wise has been a director (Chairman of the Board from 1992-1997) and officer of nStor. He founded IMNET Systems, Inc. (NASDAQ:
IMNT), an imaging and information solutions systems provider, and served as a director and officer of that company from 1986-1995. Mr. Wise has a Ph.D. in Theoretical Physics from Brandeis University.

         Kent M. Klineman joined Netword LLC in December 1996 and acts as our in-house counsel. Since 1994, he has owned and operated Klineman Holding Corp., a New York venture capital firm. In 1999, he became the President and Chief Executive Officer of Hudson Investment Corp. He is also a founder, director and the secretary of EIS International, Inc. (NASDAQ: EISI), a manufacturer of computerized telemarketing systems, and a director and a member of the executive and audit committees of Concord Camera Corp. (NASDAQ:LENS). Mr. Klineman is a graduate of Dartmouth College and Harvard Law School and holds a masters in taxation from N.Y.U. Law School's graduate tax program.

--------
1 "Significant employees" means such persons as production managers, sales managers or research scientists, who are not executive officers, but who make or are expected to make significant contributions to our business.

         W. Edward Scheetz is a founder and is currently Co-Chief Executive Officer of NorthStar Capital Investment Corp. where he has overseen the investment of more than $1 billion in real estate assets and operating companies. Before joining NorthStar Capital in July 1997, Mr. Scheetz was a partner of Apollo Real Estate Advisors from 1993 to 1997 and a principal of Trammell Crow Ventures from 1989 to 1993. Mr. Scheetz has an A.B. in economics from Princeton University.

         Shepard C. Bostin joined Netword LLC in March 1997 as director of marketing and became its Chief Operating Officer in August 1997. Before working for us, from March 1995 to March 1997, he was Vice President of Product Marketing for SelectStar, Inc. From June 1994 to March 1995 he was an employee of Intersolv, Inc. Mr. Bostin holds a B.S., with honors, in Information and Decision Systems from Carnegie Mellon University.

         Murray M. Rubin is a certified public accountant and has served as the Executive Vice President and Chief Financial Officer of Klineman Holding Corp. and various related companies controlled by Mr. Klineman since 1982. He is a member of the American Institute of Certified Public Accountants and Pennsylvania Institute of Certified Public Accountants. Mr. Rubin holds a B.S. in Business Administration from The Pennsylvania State University and a Certificate of International Studies from the University of Heidelberg.

         Thomas Sweeting joined Netword LLC in March 1997. He oversees the development of our customer account management and billing software, and our download agent software. From March 1994 to February 1997 he was an employee of Highland Technologies, Inc. From 1992 to February 1994 he was an employee of Intrafed Inc. He received a B.S. in Computer Science from the University of Maryland.

         Simon Janes was employed as a systems administrator by Netword LLC from January 1997 to August 1997. After an eight month leave to attend George Mason University, he returned to us in April 1998 as a systems administrator and software engineer. He manages the development of our query, registration and Web servers and is responsible for our hardware installation, configuration and maintenance. From May 1994 to December 1996, he was employed as a systems administrator for Network and Communications Management. He is a recognized expert in the Linux operating system and related software, and, in addition to developing the EQL device driver for Linux, is among fewer than 100 Certified Linux Administrators in the world.

         Directors do not receive a salary for their services as directors or a fee for attendance in person at meetings of the board of directors. Directors are reimbursed for travel expenses and other out-of-pocket expenses incurred in connection with their attendance at meetings.

         Executive officers serve at the discretion of our board of directors. Significant employees serve at the discretion of our executive officers and board of directors. None of our officers or significant employees have entered into employment agreements. Accordingly, such employees may leave, and we may terminate, their employment at any time, with or without cause.

Limitations on liability and indemnification matters.

         The Delaware General Corporation Law provides that a company may indemnify its directors and officers against certain liabilities. Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by law. The effect of such provisions is to indemnify our directors and officers against all costs, expenses and liabilities incurred by them in connection with actions, suits or proceedings in which they are involved because of their affiliation with us.

                     REMUNERATION OF DIRECTORS AND OFFICERS

         The table below provides the remuneration of our directors and officers for fiscal year 1998.



-------------------------------------------------------------------------------------------------------------------
Name and Principal Position                             Fiscal Year           Salary          Other Compensation
-------------------------------------------------------------------------------------------------------------------
Michael L. Wise                                         1998                  None            None.
President, Chief Executive Officer,
Director
-------------------------------------------------------------------------------------------------------------------
Kent M. Klineman                                        1998                  None            None.
Secretary, Director
-------------------------------------------------------------------------------------------------------------------
W. Edward Scheetz                                       1998                  None            None.
Expected to become a director.*
-------------------------------------------------------------------------------------------------------------------
Shepard C. Bostin                                       1998                  $102,000        None.
Chief Operating Officer, Vice President of
Marketing
-------------------------------------------------------------------------------------------------------------------
Murray M. Rubin                                         1998                  None            None.
Chief Financial and Accounting Officer,
Treasurer
-------------------------------------------------------------------------------------------------------------------
Three highest paid officers and directors as            1998                  $102,000        None.
a group.
-------------------------------------------------------------------------------------------------------------------

         * Subject to our obtaining directors and officers liability insurance, Mr. Scheetz has agreed to join our board of directors.

         Additionally, for the current portion of fiscal year 1999, the remuneration of our directors and officers was as follows:

                  o        From May 1, 1999 through August 31, 1999, we paid Mr.
                           Wise a business consulting fee of $8,000 per month. As of August 31, 1999, he began receiving a salary at the same rate.

                  o        As of May 1, 1999, we commenced payment to Mr.
                           Klineman of a retainer for legal services at the monthly rate of $4,000. This retainer is applied against charges for Mr. Klineman's services at the rate of $250 per hour.

         From September 1997 to date, our directors and officers received the following options:

                  o        Michael L. Wise was granted options to purchase
                           (a)1,000 units of Netword, LLC on September 30, 1997 and (b) 2,331.30 units of Netword, LLC on March 1, 1998. In connection with our merger with Netword LLC in February, 1999, these options were canceled and Mr. Wise was granted new options to purchase (a)

                           824,557 shares of our common stock at an exercise price of $0.1666 per share and (b) 294,265 shares of our common stock at an exercise price of $1.25 per share. Each option to purchase common stock at $0.1666 per share will expire on February 17, 2002. Each option to purchase common stock at $1.25 per share will expire on February 17, 2004. Additionally, on March 15, 1999, Mr. Wise was granted options to purchase 825,000 shares of our common stock at an exercise price of $1.25 per share. These options will expire on February 17, 2004. He received all of these options in his capacity as a manager, director or officer.

                  o        Kent M. Klineman was granted options to purchase
                           (a)1,000 units of Netword, LLC on September 30, 1997 and (b) 1,804.20 units of Netword, LLC on March 1, 1998. In connection with our merger with Netword LLC in February, 1999, these options were canceled and Mr. Klineman was granted new options to purchase (a) 694,090 shares of our common stock at an exercise price of $0.1666 per share and (b) 247,705 shares of our common stock at an exercise price of $1.25 per share. Each option to purchase common stock at $0.1666 per share will expire on February 17, 2002. Each option to purchase common stock at $1.25 per share will expire on February 17, 2004. Additionally, on March 15, 1999, Mr. Klineman was granted options to purchase 550,000 shares of our common stock at an exercise price of $1.25 per share. These options will expire on February 17, 2004. He received all of these options in his capacity as a manager or director.

                  o        Shepard C. Bostin was granted options to purchase (a)
                           520.76 units of Netword, LLC on September 30, 1997 and (b) 590.57 units of Netword, LLC on March 1, 1998. In connection with our merger with Netword LLC in February, 1999, these options were canceled and Mr. Bostin was granted new options to purchase (a) 275,074 shares of our common stock at an exercise price of $0.1666 per share and (b) 98,167 shares of our common stock at an exercise price of $1.25 per share. Each option to purchase common stock at $0.1666 per share will expire on February 17, 2002. Each option to purchase common stock at $1.25 per share will expire on February 17, 2004. He received all of these options in his capacity as an employee.

                  o Murray M. Rubin was granted options to purchase 30 units of Netword, LLC on March 1, 1998. In connection with our merger with Netword LLC in February, 1999, these options were canceled and Mr. Rubin was granted new options to purchase (a) 7,425 shares of our common stock at an exercise price of $0.1666 per share and (b) 2,650 shares of our common stock at an exercise price of $1.25 per share. Each option to purchase common stock at $0.1666 per share will expire on February 17, 2002. Each option to purchase common stock at $1.25 per share will expire on February 17, 2004. Additionally, on September 7, 1999, Mr. Rubin was granted options to purchase 50,000 shares of our common stock at an exercise price of $1.50 per share. These options will expire on September 7, 2001. He received all of these options in his capacity as a consultant or officer.

                  o We agreed to issue immediately exercisable warrants, expiring on June 30, 2004, to purchase 336,000 shares of common stock at an exercise price of $1.50 per share to NorthStar Capital Partners LLC upon Mr. Scheetz's election to our board of directors. Mr. Scheetz holds a 50% interest in NorthStar Capital and disclaims beneficial ownership as to 50% of the shares owned by NorthStar Capital.

          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

         Voting Securities and Principal Holders Thereof .

         The table below provides information as of November 5, 1999 with respect to shares of our common stock held of record by:

                  o        the three highest paid persons who are officers;
                  o        all directors;
                  o        all directors and officers as a group; and
                  o each person who is not an officer or director who is known by us to own more than 10% of our outstanding common stock.

       The address for each stockholder, other than Net2Phone, is in our care at our principal offices. All calculations in the table are based on 17,705,924 shares of common stock outstanding. The amounts shown for each stockholder include shares underlying currently exercisable options, warrants and convertible securities held by the stockholder.

       Except as otherwise indicated in a footnote to this chart, each stockholder has sole voting and dispositive power with respect to the shares of common stock he holds. The shares of common stock of each stockholder other than Batya Wise do not include shares held by that person's spouse or children. The amount and percentage of shares owned after the offering assumes the exercise of outstanding warrants at $1.25 per share and resale of all shares received upon such exercise.

------------------------------------------------------------------------------------------------------------------------------
                                                      Percentage of
                                                      common stock                                            Percentage of
Name and                    Amount owned              owned before               Amount owned                 common stock
address of                   before the                   the                     after the                    owned after
stockholder                    offering                 offering                   offering                    the offering
------------------------------------------------------------------------------------------------------------------------------
Shepard C.                      402,236                   2.2%                       395,611                         2.2%
Bostin (1)
------------------------------------------------------------------------------------------------------------------------------
Kent M.
Klineman (2)                  2,581,802                  13.3%                     2,332,752                        12.0%
------------------------------------------------------------------------------------------------------------------------------
W. Edward
Scheetz (3)                   1,056,000                   5.8%                     1,056,000                         5.8%
------------------------------------------------------------------------------------------------------------------------------
Michael Wise                  1,943,822                   9.9%                     1,943,822                         9.9%
(4)
------------------------------------------------------------------------------------------------------------------------------
Batya Wise (5)                1,849,288                  10.2%                     1,426,754                         7.9%
------------------------------------------------------------------------------------------------------------------------------
Net2Phone,
Inc. (6)
171 Main St.
Hackensack, NJ 07601          4,197,573                 19.16%                     4,197,573                       19.16%
------------------------------------------------------------------------------------------------------------------------------
All officers                  6,181,003                  27.4%                     5,895,655                        26.2%
and directors
as a group
(3)(7)
------------------------------------------------------------------------------------------------------------------------------

(1) Shepard C. Bostin is an officer. His shares include 373,241 shares underlying currently exercisable options and 6,625 shares underlying currently exercisable warrants.

(2) Kent M. Klineman is both an officer and a director. His shares include 1,491,795 shares underlying currently exercisable options and 249,050 shares underlying currently exercisable warrants.

(3)    W. Edward Scheetz is expected to become a director. His shares include
       (a) 320,000 shares underlying currently exercisable warrants which are held by NorthStar Capital Partners LLC, in which Mr. Scheetz has 50% of the voting power and economic interest, and (b) 336,000 shares underlying warrants which will be granted to NorthStar Capital upon his election to our board of directors. Mr. Scheetz disclaims beneficial ownership as to 50% of the shares owned by NorthStar Capital.

(4) Michael Wise is both an officer and a director. His shares consist of 1,943,822 shares underlying currently exercisable options.

(5) Batya Wise owns more than 10% of the outstanding common stock. Her shares include 89,639 shares which she holds as custodian for her son David Wise, and an aggregate of 422,534 shares underlying currently exercisable warrants which she holds either individually or as custodian for David Wise. She does not hold any options. Ms. Wise is the wife of Michael Wise, who disclaims beneficial ownership of shares held by his wife.

(6) Net2Phone holds currently exercisable warrants to purchase up to 15% of our fully-diluted common stock. As of the date hereof, the warrants entitle Net2Phone to purchase 4,197,573 shares of our common stock.

(7) Includes 3,868,933 shares underlying currently exercisable options and 944,548 shares underlying currently exercisable warrants.


       Options, Warrants and Rights.

       The table below provides information as of November 5, 1999 with respect to options, warrants and rights to purchase shares of common stock which are held of record by:

       o      the three highest paid persons who are officers;
       o      all directors;

       o      all directors and officers as a group; and
       o each person who is not an officer or director who is known by us to own more than 10% of our outstanding common stock.

       All of the options and warrants are currently exercisable. Shares underlying warrants and options of each stockholder other than Batya Wise exclude shares underlying warrants or options held by the named person's spouse or children. Except for the warrants held by Mr. Scheetz and warrants for 3,200 shares held by Murray M. Rubin, our Chief Financial and Accounting Officer, all of which may be transferred only pursuant to exemption from registration under the securities laws, none of the other warrants or options are transferable, except by will or the laws of descent and distribution.

       The expiration dates for the warrants and options are as follows:

       o warrants to purchase 320,000 shares of our common stock which are beneficially held by W. Edward Scheetz and warrants to purchase 3,200 shares of our common stock which are beneficially held by Mr. Rubin expire on June 30, 2004
       o warrants to purchase 336,000 shares of our common stock which will be issued to NorthStar Capital Partners LLC upon Mr. Scheetz's election to our board of directors will expire on June 30, 2004
       o warrants to purchase up to 15% of our fully-diluted common stock which are beneficially held by Net2Phone, Inc. expire on September 29, 2003.
       o      all other warrants expire on February 17, 2002
       o all options to purchase shares of common stock for $0.1666 per share expire on February 17, 2002
       o all options to purchase shares of common stock for $1.25 per share expire on February 17, 2004
       o all options to purchase shares of common stock for $1.50 per share expire on September 7, 2001

All warrants, other than those granted to Net2Phone, are subject to our prior redemption under certain circumstances. See "Description of Securities" on page 36 for the terms under which a redemption may occur.

---------------------------------------------------------------------------------------------------------------------------
                               Common stock                                       Common stock
                               underlying                                         underlying
Name of stockholder            warrants                 Exercise price            options                 Exercise price
---------------------------------------------------------------------------------------------------------------------------
Shepard C. Bostin                   6,625                       $1.25               275,074                      $0.1666

                                                                                     98,167                      $1.25
---------------------------------------------------------------------------------------------------------------------------
Kent M. Klineman                  249,050                       $1.25               694,090                      $0.1666

                                                                                    797,705                      $1.25
---------------------------------------------------------------------------------------------------------------------------
W. Edward Scheetz                 656,000                       $1.50                  None                     ---
(1)

---------------------------------------------------------------------------------------------------------------------------
Michael Wise                         None                                           824,557                      $0.1666

                                                                                  1,119,265                      $1.25
---------------------------------------------------------------------------------------------------------------------------
Batya Wise (2)                    422,534                       $1.25                  None                      --
---------------------------------------------------------------------------------------------------------------------------
Net2Phone, Inc. (3)             4,197,573            Approximately                     None                      --
                                                        $3,000,000
---------------------------------------------------------------------------------------------------------------------------
All executive officers            285,348                       $1.25             1,801,146                      $0.1666
and directors as a
group. (2)                        659,200                       $1.50             2,017,787                      $1.25

                                                                                     50,000                      $1.50
---------------------------------------------------------------------------------------------------------------------------

(1) Mr. Scheetz is expected to become a director. All warrants are held by NorthStar Capital Partners LLC, in which Mr. Scheetz has 50% of the voting power and economic interest. The number of warrants includes warrants to purchase 336,000 shares of our common stock which will be issued to NorthStar Capital Partners LLC upon Mr. Scheetz's election to our board of directors. Mr. Scheetz disclaims beneficial ownership as to 50% of the shares owned by NorthStar Capital.

(2) Batya Wise is the wife of Michael Wise, who disclaims beneficial ownership of all warrants and shares beneficially owned by his wife. Shares underlying warrants held by Batya Wise include shares underlying warrants which she holds as custodian for her son, David Wise.

(3) Net2Phone holds currently exercisable warrants to purchase up to 15% of our fully-diluted common stock. As of the date hereof, the warrants entitle Net2Phone to purchase 4,197,573 shares of our common stock.

       There are no other classes of common stock and no shares of preferred stock outstanding. We have no parents or subsidiaries.



            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         Certain of our officers and directors received options to purchase shares of our common stock and are currently paid consulting fees. See "Remuneration of Directors and Officers" on page 29.

                            SECURITIES BEING OFFERED

         Shares of our common stock are the only securities being offered by this prospectus.

         All shares of our common stock are identical in all respects. Each shares entitles the holder to the same rights and privileges enjoyed by other holders of shares of common stock and is subject to the same qualifications, limitations and restrictions as all other shares of common stock.

         Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Accordingly, subject to the voting rights that holders of preferred stock may then possess, holders of a plurality of the shares of common stock present at a meeting at which a quorum is present can elect all of the directors eligible for election in a given year. The holders of a majority of the voting power of the issued and outstanding capital stock constitutes a quorum. Our bylaws state that any action which may be taken by our stockholders at a meeting may also be taken without a meeting, without prior notice and without a vote, if such action is set forth in a written consent signed by the minimum number of stockholders required to approve that action. In most cases, a written consent will only require the signatures of the holders of a majority of the voting power of our issued and outstanding capital stock.

         The holders of common stock are entitled to dividends when declared by our board of directors from legally available funds. The holders of common stock are also entitled to share pro rata in any distribution to stockholders upon our liquidation or dissolution. We do not anticipate declaring or paying any cash dividends in the foreseeable future.

         The holders of our common stock:

         o        may not convert the common stock into another security;
         o        have no right to require us to redeem the common stock;
         o have no right to subscribe in any new issuance of common stock in order to maintain their percentage of ownership of our common stock; and
         o are not responsible to provide us with additional capital or other funds.

                            DESCRIPTION OF SECURITIES

         We are authorized to issue 40,000,000 shares of common stock, par value $.01 per share, and 10,000 shares of preferred stock, par value $.01 per share. If all of the warrant shares covered by this prospectus are issued, we will have 22,490,657 outstanding shares of common stock, including 1,600,000 shares issuable upon exercise of all of the Regulation S warrants and 3,184,733 shares issuable upon exercise of all of the merger warrants. In addition, we have reserved 10,026,731 shares of our common stock for issuance upon the exercise of other outstanding warrants (including those to be issued to NorthStar Capital Partners LLC upon the election of W. Edward Scheetz's to our board of directors) and options and the conversion of convertible notes. We have also reserved 2,910,235 shares of our common stock for issuance upon exercise of options that may be granted in the future under our stock option plan. Assuming the purchase of shares of common stock underlying all warrants, options and convertible notes outstanding as of November 5, 1999 and the exercise of the warrants to be issued to NorthStar Capital Partners LLC upon Mr. Scheetz's election to our board of directors, 32,517,388 shares of common stock would be issued and outstanding.

Common Stock

         For a description of our common stock, see "Securities Being Offered" directly preceding this section of the prospectus.

Preferred Stock

         We may issue 10,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of our preferred stock at the time of its issuance without action by the stockholders. The terms of any issuance of preferred stock may include:

         o voting rights, including the right to vote as a series on particular matters, which could be superior to those of the shares of common stock;
         o preferences over the shares of common stock as to dividends and distributions in liquidation;
         o conversion and redemption rights, including the right to convert into shares of common stock; and
         o        sinking fund provisions.

         None of the preferred stock is currently outstanding.

         Our board of directors has the authority to issue up to 10,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any vote or action by the stockholders. The rights of the holders of our common stock may be adversely affected by the rights of the holders of any preferred stock that may be issued in the future.

Stock Option Plan

         On March 18, 1999, our board of directors and a majority of our stockholders adopted a stock option plan. Under the stock option plan options to acquire an aggregate of 7,500,000 shares of common stock may be granted to our employees, officers, directors and consultants, as well as other persons, at the discretion of our board of directors. The stock option plan authorizes our board of directors to issue incentive stock options, as defined in Section 422A(b) of the Internal Revenue Code, and stock options that do not conform to the requirements of that code section which are referred to as non-incentive stock options. Our board of directors has discretionary authority to determine the types of stock options to be granted, the persons among those eligible to whom options may be granted, the number of shares to be subject to such options and the terms thereof. Officers, directors, consultants and other persons who are not our employees may only be granted non-incentive stock options. The exercise price of an incentive stock option will be equal to or greater than the fair market value of the underlying shares of stock as of the date of the grant. The exercise price of a non-incentive stock option will be determined by our board of directors at the time the option is granted. The exercise price may be paid in cash, certified or bank check or by promissory note on terms prescribed by our board of directors.

Outstanding Options

         In connection with our merger with Netword LLC, options to purchase 9,229.14 units of Netword LLC previously issued to a total of 14 employees (including former employees) and managers of Netword LLC, all of whom were members of Netword LLC, were canceled, and each person who held such an option was granted a new option under our newly adopted stock option plan to purchase
(a) 247.518331 shares of our common stock at an exercise price of $0.1666 per share and (b) 88.333682 shares of our common stock at an exercise price of $1.25 per share for each canceled option to purchase one unit of Netword LLC. As a result, we granted new options to purchase a total of up to 2,284,374 shares of common stock at an exercise price of $0.1666 per share (of which options for 43,315 shares have since been terminated) and up to 815,239 shares of common stock at an exercise price of $1.25 per share (of which options for 31,556 shares have since been terminated). Each option to purchase common stock at $0.1666 per share will expire on February 17, 2002. Each option to purchase common stock at $1.25 per share will expire on February 17, 2004. On March 15, 1999, additional options to purchase an aggregate of 1,456,250 shares of our common at an exercise price of $1.25 per share were granted to two of our directors and two consultants. In September, 1999, additional options to purchase an aggregate of 108,773 shares of our common stock at exercise prices ranging from $0.1666 to $1.50 per share were granted to one of our officers and one consultant. As of November 5, 1999, none of these options had been exercised.

Outstanding Warrants and Convertible Notes

         Merger Warrants. In connection with our merger with Netword LLC, each holder of units in Netword LLC received in exchange for each unit, (a)
247.518331 shares of our common stock and (b) warrants to purchase 88.333682 shares of our common stock at an exercise price of $1.25 per share. Accordingly, on February 18, 1999, we issued warrants to acquire a total of 3,184,733 shares of common stock. Each of those warrants is currently exercisable and expires on February 17, 2004, subject to prior redemption as described below. As of November 5, 1999, none of these warrants had been exercised. The warrants issued in the merger are exercisable only by the original holder or a transferee who received the warrant by will or the laws of descent and distribution.

         The exercise price of these warrants and the number of warrant shares issuable upon their exercise are subject to adjustment in certain circumstances. These circumstances include a stock split of, stock dividend on, or a subdivision, combination or recapitalization of, the common stock. The warrants do not confer upon the holder any voting or any other rights of a stockholder.

         We may redeem all or any of the merger warrants, at a price of $0.05 per underlying share, at any time after the first date on which the average of the closing bid prices for our shares of common stock in any inter-dealer quotation system on which the common stock has been the subject of both bid and ask quotations shall have exceeded $2.50 per share on 10 consecutive trading days. After the date fixed for redemption by written notice delivered to the warrant holders, the right to exercise the redeemed portion of any warrant will cease, and the holder will be entitled only to receive payment of the redemption price for the redeemed portion of the warrant. Upon a holder's surrender of a warrant, we will deliver to the holder a new warrant of like tenor and date with respect to any unredeemed portion of the warrant.

         Regulation S Warrants. In an offering in accordance with Rule 903 of Regulation S under the Securities Act, on March 19, 1999, we sold warrants to purchase 1,600,000 shares of our common stock at $1.25 per share. These warrants are currently exercisable at $1.25 per share and will expire on February 8, 2000, subject to prior redemption as described below. As of November 5, 1999, none of the warrants had been exercised.

         The exercise price of these warrants and the number of shares issuable upon their exercise are subject to adjustment in certain circumstances. These circumstances include a stock split of, stock dividend on, or a subdivision, combination or recapitalization of, our common stock. The warrants do not confer upon the holder any voting or any other rights of a stockholder.

         Regulation S warrants are exercisable only by the original holder or by a transferee, provided, that we are satisfied that the transfer was made in any of the following circumstances:

         o The transfer was made to a non-U.S. person who purchased and received the warrant outside the United States in compliance with Rule 903 or Rule 904 of Regulation S under the Securities Act; or

         o The transfer was made under an exemption from registration under the Securities Act and we have received an opinion to that effect from counsel acceptable to us.

         We may redeem all or any of the Regulation S warrants, at a price of $0.05 per underlying share, at any time after the first date on which the average of the closing bid prices for our shares of common stock in any inter-dealer quotation system on which the common stock has been the subject of both bid and ask quotations shall have exceeded $2.00 per share on 10 consecutive trading days. After the date fixed for redemption by written notice delivered to the warrant holders, the right to exercise the redeemed portion of any warrant will cease, and the holder will be entitled only to receive payment of the redemption price for the redeemed portion of the warrant. Upon a holder's surrender of a warrant, we will deliver to the holder a new warrant of like tenor and date with respect to any unredeemed portion of the warrant.

         We have filed this registration statement to fulfill our obligation under the terms of the Reg S offering.

         Additional Warrants. We have also privately issued or agreed to issue warrants to purchase an aggregate of 5,416,966 shares of our common stock at exercise prices ranging from $0.1666 to $1.50 per share (including the warrants granted to Net2Phone described below). All of these warrants are outstanding and exercisable on the date hereof, except that warrants to purchase 336,000 shares at $1.50 per share which we have agreed to issue will be exercisable upon their issuance.

         In connection with our agreement with Net2Phone, we granted Net2Phone four-year warrants (expiring September 29, 2003) to purchase up to 15% of our fully-diluted common stock for approximately $3,000,000. Under these warrants, Net2Phone currently has the right to purchase 4,197,573 shares of our common stock.

         Convertible Notes. We have issued convertible notes totaling $20,000, due March 31, 2002, which are convertible into common stock at $1.00 per share.

Transfer Agent and Registrar

         Our transfer agent and registrar is Continental Stock Transfer & Trust Company, located at Two Broadway, New York, New York 10004. Its telephone number is (212) 509-4000.


Listing

         Shares of our common stock are currently quoted in the NQB Pink Sheets under the trading symbol "NTWD."


                               SIGNIFICANT PARTIES

--------------------------------------------------------------------------------------------------------------------------------
Name                                           Address                                     Relationship to Netword, Inc.
--------------------------------------------------------------------------------------------------------------------------------
Shepard C. Bostin                              c/o Netword, Inc.                           Chief Operating Officer, Vice
                                               702 Russell Avenue, Third Floor             President of Marketing
                                               Gaithersburg, MD 20877
--------------------------------------------------------------------------------------------------------------------------------
Kent M. Klineman                               1270 Avenue of the Americas                 Secretary, Director, beneficial owner
                                               Suite 1800                                  of more than 5% of our common
                                               New York, NY 10020                          stock.
--------------------------------------------------------------------------------------------------------------------------------
Murray M. Rubin                                1270 Avenue of the Americas                 Chief Financial and Accounting
                                               Suite 1800                                  Officer, Treasurer
                                               New York, NY 10020
--------------------------------------------------------------------------------------------------------------------------------
W. Edward Scheetz                              c/o NorthStar Capital Investment            Expected to become a director. Upon
                                               Group                                       his election to our board of directors,
                                               527 Madison Avenue                          he will become a beneficial owner of
                                               16th Floor                                  more than 5% of our common stock.
                                               New York, New York 10022
                                                                                           Mr. Scheetz has 50% of the voting
                                                                                           power and economic interest in and
                                                                                           shares control of NorthStar Capital.
                                                                                           Accordingly, Mr. Scheetz disclaims
                                                                                           beneficial ownership of 50% of the
                                                                                           shares held by NorthStar Capital.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
Michael Wise                                   c/o Netword, Inc.                           President, Chief Executive Officer,
                                               702 Russell Avenue, Third Floor             Director, beneficial owner of more
                                               Gaithersburg, MD 20877                      than 5% of our common stock.
--------------------------------------------------------------------------------------------------------------------------------
Batya Wise                                     c/o Netword, Inc.                           Beneficial owner of more than 5% of
                                               702 Russell Avenue, Third Floor             our common stock.
                                               Gaithersburg, MD 20877
--------------------------------------------------------------------------------------------------------------------------------
Alize Limited                                  P.O. Box 175                                Beneficial owner of more than 5% of
                                               Frances House                               our common stock.
                                               Sir William Place
                                               St. Peter Port
                                               Guernsey, Channel Islands
                                               GY1 4HQ
--------------------------------------------------------------------------------------------------------------------------------
James Karanfilian                              235 South Dwight Place                      Beneficial owner of more than 5% of
                                               Englewood, NJ 07631                         our common stock.
--------------------------------------------------------------------------------------------------------------------------------
Jordan Klineman                                1270 Avenue of the Americas ,               Beneficial owner of more than 5% of
                                               Suite 1800                                  our common stock.
                                               New York, NY 10020
--------------------------------------------------------------------------------------------------------------------------------
Justine Klineman                               1270 Avenue of the Americas ,               Beneficial owner of more than 5% of
                                               Suite 1800                                  our common stock.
                                               New York, NY 10020
--------------------------------------------------------------------------------------------------------------------------------
Net2Phone, Inc.                                171 Main Street                             Beneficial owner of more than 5% of
                                               Hackensack, NJ 07601                        our common stock.
--------------------------------------------------------------------------------------------------------------------------------
NorthStar Capital Partners LLC                 527 Madison Avenue                          Upon the election of W. Edward
                                               16th Floor                                  Scheetz to our board of directors,
                                               New York, New York 10022                    NorthStar Capital Partners LLC
                                                                                           will become a beneficial owner of
                                                                                           more than 5% of our common
                                                                                           stock.
--------------------------------------------------------------------------------------------------------------------------------
Kronish Lieb Weiner & Hellman                  1114 Avenue of the Americas                 Counsel to Netword, Inc. in
LLP                                            New York, New York 10036                    connection with this registration
                                                                                           statement.
--------------------------------------------------------------------------------------------------------------------------------


                                LEGAL PROCEEDINGS

         In July, 1998, we filed a patent infringement suit against Centraal Corporation (now known as RealNames Corporation) in the U.S. District Court for the Eastern District of Virginia. We sought an injunction and damages in an amount to be determined by the court.

         The substance of our claim is that our patent covers the methodology used by the RealNames system. The patent claims a universal electronic resource denotation, request and delivery computer system that allows a computer or Internet user to locate a URL by entering an alias without knowing the related URL. The alias must be registered in a database in order to reach the URL through a computer system or network. The claimed system generally operates by having a local server computer that is linked to a central registry computer, maintains aliases and is linked to one or more client computers.

         The Real Names system allows an Internet user, for a fee, to obtain an alias which is associated with a particular URL so that the user can locate the URL without having to remember a complex address. The RealNames systems operates like the system claimed in our patent, and therefore, we believe, infringes our patent, since it has a Resolver (a local server computer) which is linked to a central registry computer, maintains aliases and is linked to a customer/user computer (i.e., a client computer).

         After discovery in our patent infringement case, each party moved for summary judgement. On January 8, 1999, the court granted RealNames' motion for summary judgment, holding that the RealNames system did not infringe our patent, without ruling on the validity of our patent. On February 11, 1999, we filed notice of appeal of the decision, and on April 30, 1999, we filed our appellate brief with the United States Court of Appeals for the Federal Circuit. The appeal was argued on November 2, 1999. If the decision of the District Court is upheld on appeal, the protective scope of our patent would be impaired.

         In August 1997, eight of our former employees, including the former chief executive officer, resigned and made claims against Netword LLC. Claims by four of those former employees have since been settled. In June, 1998, one of the former employees instituted an action against Netword LLC and its managers in the Circuit Court of Arlington, Virginia seeking to recover $69,281 for, among other things, the dilution of his interest in Netword LLC and the repayment of the funded portion of his subscription to a loan made by members to Netword LLC. We are defending that action, which is currently inactive. We do not believe that our financial exposure with respect to the pending action or claims of these former employees is material.


      DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES
                                 ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                                  LEGAL MATTERS

         The legality of the securities offered hereby has been passed upon for us by Kronish Lieb Weiner & Hellman LLP, 1114 Avenue of the Americas, New York, New York 10036-7798. Kronish Lieb Weiner & Hellman LLP holds our $20,000 promissory note due March 31, 2002, convertible into shares of our common stock at $1.00 per share.

                                     EXPERTS

         Our financial statements at December 31, 1998 and for the years ended December 31, 1997 and 1998, appearing in this prospectus and the registration statement, have been audited by Mahoney Cohen & Company, CPA, P.C., independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         This prospectus is part of a registration statement on Form SB-1 under the Securities Act that we filed with the Securities and Exchange Commission with respect to the securities offered by this prospectus. This prospectus does not contain all of the information the registration statement and the exhibits and schedule filed with it. For further information about us and the securities offered by this prospectus, reference is made to the registration statement and the exhibits and schedule filed with it. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the exhibits and schedule filed therewith may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the Commission. Please call the Commission at 1-800-SEC-0330 for further information about its public reference room. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of the site is http://www.sec.gov. Our registration statement and the exhibits and schedules we filed electronically with the Commission are available on this site.

                    ----------------------------------------


         The information on our Web site, www.netword.com, is not part of this prospectus.

         Netword is a registered trademark. This prospectus also contains trademarks and trade names of other companies.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)

                              Financial Statements

                                December 31, 1998

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)














                                      Index

                                                                                                             Page
                                                                                                             ----
Independent Auditor's Report                                                                                  F-1

Balance Sheets as of December 31, 1998 and September 30, 1999
    (Unaudited)                                                                                               F-2

Statements of Operations for the Years Ended December 31, 1998 and 1997; for the
    Nine Months Ended September 30, 1999 and 1998 (Unaudited); and for the
    Period from December 2, 1996 (Inception) to September 30, 1999 (Unaudited)                                F-3

Statements of Members' Deficit/Stockholders' Equity for the Years Ended December
    31, 1998 and 1997; for the Nine Months Ended September 30, 1999 (Unaudited);
    and for the Period from December 2, 1996 (Inception) to September 30,
    1999 (Unaudited)                                                                                          F-4

Statements of Cash Flows for the Years Ended December 31, 1998 and 1997; for the
    Nine Months Ended September 30, 1999 and 1998 (Unaudited); and for the
    Period from December 2, 1996 (Inception) to September 30, 1999 (Unaudited)                                F-6

Notes to Financial Statements                                                                                 F-8

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Netword, Inc.


                We have audited the accompanying balance sheet of Netword, Inc. (formerly Netword, LLC) (A Development Stage Company) as of December 31, 1998, and the related statements of operations, members' deficit/stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Netword, Inc. (formerly Netword, LLC) as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.



                                     /s/ Mahoney Cohen & Company, CPA, P.C.



New York, New York
August 9, 1999, except for Note 11,
   paragraph 4, as to which the date
   is September 29, 1999

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                                 Balance Sheets

                                     ASSETS
                                                                   December 31,       September 30,
                                                                      1998               1999
                                                                   ------------       -------------
                                                                                       (Unaudited)
Current assets:
    Cash                                                           $    59,110         $ 3,152,049
    Other current assets                                                   877                --
                                                                   -----------         -----------
                Total current assets                                    59,987           3,152,049

Property and equipment, net (Note 3)                                    92,331              84,307

Intangible assets:
    Trademark, net                                                      30,267              27,400
    Intellectual property, net (Note 4)                                 15,000              11,250
    Deferred offering costs (Note 11)                                     --                70,000
                                                                   -----------         -----------
                Total intangible assets                                 45,267             108,650
                                                                   -----------         -----------

                                                                   $   197,585         $ 3,345,006
                                                                   ===========         ===========

              LIABILITIES AND MEMBERS' DEFICIT/STOCKHOLDERS' EQUITY

Current liabilities:
    Current portion of long-term liability (Note 6)                $     4,800         $     9,600
    Accounts payable                                                   493,330             387,164
    Loans payable (Note 5)                                              33,027              53,630
                                                                   -----------         -----------
                Total current liabilities                              531,157             450,394

Long-term liability, net of current portion (Note 6)                    19,200              12,000

Commitments and contingencies (Note 10)

Members' deficit/stockholders' equity (Note 8):
    Common stock, $.01 par value;
        Authorized - 40,000,000 shares
        Issued and outstanding - 17,705,924 shares at
           September 30, 1999                                             --               177,059
    Additional paid-in capital                                            --             6,571,920
    Deficit accumulated in the development stage                      (311,794)         (3,855,068)
    Less:  Subscriptions receivable                                    (40,978)            (11,299)
                                                                   -----------         -----------
                Total members' deficit/stockholders' equity           (352,772)          2,882,612
                                                                   -----------         -----------

                                                                   $   197,585         $ 3,345,006
                                                                   ===========         ===========

                             See accompanying notes.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                            Statements of Operations

                                                                                                       Period from
                                                                                                         December
                                                                                                          2, 1996
                                                 Year Ended               Nine Months Ended             (Inception)
                                                 December 31,               September 30,                  to
                                      ----------------------------    -------------------------        September 30,
                                         1998            1997           1999          1998                1999
                                      -------------   ------------    ------------  -----------       -------------
                                                                        (Unaudited)  (Unaudited)        (Unaudited)
Revenue:
    Sales                              $     27,650    $     23,100    $      7,677    $     24,415    $     58,427

General and administrative expenses       1,096,402       1,532,067         862,066         658,559       3,551,995
                                       ------------    ------------    ------------    ------------    ------------

Operating loss                           (1,068,752)     (1,508,967)       (854,389)       (634,144)     (3,493,568)

Other income (expense):
    Interest income                            --              --            64,714            --            64,714
    Loss on disposition of property
        and equipment                       (43,639)           --              --              --           (43,639)
    Loss on impairment of assets
        (Note 4)                               --          (382,575)           --              --          (382,575)
                                       ------------    ------------    ------------    ------------    ------------
                Net other income
                   (expense)                (43,639)       (382,575)         64,714            --          (361,500)
                                       ------------    ------------    ------------    ------------    ------------

Net loss                               $ (1,112,391)   $ (1,891,542)   $   (789,675)   $   (634,144)   $ (3,855,068)
                                       ============    ============    ============    ============    ============

Pro forma basic and diluted loss per
    common share attributable to
    common stockholders                $       (.13)   $       (.54)   $       (.05)   $       (.08)
                                       ============    ============    ============    ============

Pro forma weighted average number
    of shares outstanding                 8,443,359       3,507,964      14,842,512       8,293,059
                                       ============    ============    ============    ============

                             See accompanying notes.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
               Statements of Members' Deficit/Stockholders' Equity

                                                                                           Deficit
                                                                                            Accumu-                        Total
                                                                                            lated                         Members'
                                              Number of                                     in the                        Deficit/
                                         ------------------    Common Stock   Additional   Develop        Subscrip-       Stock-
                                         Class A    Class C   --------------   Paid-In      -ment         tions Re-       holders'
                                          Units     Units     Shares  Amount   Capital      Stage         ceivable         Equity
                                         --------   -------   ------  ------  ---------- -----------      --------      -----------
December 2, 1996 (inception)                   --      --       --     $--      $ --     $        --      $     --      $        --

Cash contribution by Netword Partners
    in December 1996 (Note 1)            5,100.00      --       --      --        --         250,000            --          250,000

Assets acquired from Birdshell Corp-
    oration LLC in exchange for
    equity units (Note 1)                2,125.59   54.21       --      --        --         428,571            --          428,571

Net loss                                       --      --       --      --        --         (61,460)           --          (61,460)
                                        ---------   -----    -----    ----      ----     -----------      --------      -----------

Balance, December 31, 1996               7,225.59   54.21       --      --        --         617,111            --          617,111

Cash contributions by Netword
    Partners from January
    through April 1997                         --      --       --      --        --         750,000            --          750,000

Class A Units issued in May 1997         8,560.50      --       --      --        --         428,027            --          428,027

Class A Units issued in September
    1997                                 4,806.94      --       --      --        --         300,001            --          300,001

Subscriptions receivable                       --      --       --      --        --            --         (16,251)         (16,251)

Net loss                                       --      --       --      --        --      (1,891,542)           --       (1,891,542)
                                        ---------   -----    -----    ----      ----     -----------      --------      -----------

Balance, December 31, 1997              20,593.03   54.21       --      --        --         203,597       (16,251)         187,346

Class A Units issued from February
    through December 1998               15,406.45      --       --      --        --         597,000            --          597,000

Subscriptions receivable                       --      --       --      --        --              --       (24,727)         (24,727)

Net loss                                       --      --       --      --        --      (1,112,391)           --       (1,112,391)
                                        ---------   -----    -----    ----      ----     -----------      --------      -----------

Balance, December 31, 1998
    (carried forward)                   35,999.48   54.21       --     $--      $ --     $  (311,794)     $(40,978)     $  (352,772)
                                        ---------   -----    -----    ----      ----     -----------      --------      -----------

                             See accompanying notes.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
         Statements of Members' Deficit/Stockholders' Equity(Concluded)

                                                                                                Deficit
                                                                                                Accumu-                   Total
                                                                                                 lated                   Members'
                                              Number of                                          in the                  Deficit/
                                         ------------------    Common Stock        Additional   Develop     Subscrip-     Stock-
                                         Class A    Class C   ------------------     Paid-In      -ment      tions Re-    holders'
                                          Units     Units     Shares      Amount    Capital      Stage      ceivable      Equity
                                         --------   -------   ------      ------   ---------- -----------   --------   -----------
Balance, December 31, 1998
    (brought forward)                   35,999.48     54.21         --    $    --     $    -- $  (311,794)  $(40,978)  $ (352,772)

Exchange of Class A and Class C
    Units for common stock in
    February 1999                      (35,999.48)   (54.21)  8,923,924    89,239   2,664,360  (2,753,599)        --           --

Conversion of accounts payable to
    warrants in March 1999                     --        --          --        --     114,000          --         --      114,000

Issuance of common stock in March
    1999                                       --        --   6,000,000    60,000     940,000          --         --    1,000,000

Issuance of common stock and warrants
    in March 1999                              --        --   2,000,000    20,000   1,980,000          --         --    2,000,000

Offering costs                                 --        --          --        --     (75,000)         --         --      (75,000)

Issuance of warrants for legal services        --        --          --        --      14,000          --         --       14,000

Subscriptions receivable                       --        --          --        --          --          --     29,679       29,679

Issuance of common stock in
    July and August 1999                       --        --     782,000     7,820     969,680          --         --      977,500

Offering costs                                 --        --          --        --     (50,000)         --         --      (50,000)

Issuance of stock options for
    consulting services                        --        --          --        --      14,880          --         --       14,880

Net loss                                       --        --          --        --          --    (789,675)        --     (789,675)
                                        ---------   -------  ---------- --------- ----------- -----------   --------   ----------

Balance, September 30, 1999
    (Unaudited)                                --        --  17,705,924 $ 177,059 $ 6,571,920 $(3,855,068)  $(11,299)  $2,882,612
                                        =========   =======  ========== ========= =========== ===========   ========   ==========

                             See accompanying notes.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                            Statements of Cash Flows

                                                                                                                    Period from
                                                                                                                     December
                                                                                                                      2, 1996
                                                       Year Ended                    Nine Months Ended              (Inception)
                                                      December 31,                      September 30,                    to
                                             ------------------------------      -----------------------------      September 30,
                                                1998              1997               1999             1998              1999
                                             -------------     ------------      ------------      -----------      --------------
                                                                                 (Unaudited)       (Unaudited)        (Unaudited)
Net loss                                     $(1,112,391)      $(1,891,542)      $  (789,675)      $  (634,144)      $(3,855,068)
Adjustments to reconcile net loss to
    cash used in operating activities:
    Issuance of stock options and
        warrants for consulting and
        legal services                              --                --              28,880              --              28,880
    Depreciation and amortization                104,951           103,549            48,484            81,564           261,853
    Loss on disposition of property
        and equipment                             43,639              --                --                --              43,639
    Loss on impairment of assets                    --             382,575              --                --             382,575
    Change in assets and liabilities:
        Other current assets                        (877)             --                 877            (1,232)             --
        Deposits                                   4,214              --                --                --                --
        Accounts payable                         390,697            94,904             7,834           221,214           501,164
                                             -----------       -----------       -----------       -----------       -----------
                Net cash used in
                   operating activities         (569,767)       (1,310,514)         (703,600)         (332,598)       (2,636,957)
                                             -----------       -----------       -----------       -----------       -----------

Cash flows from investing activities:
    Proceeds from sale of property
        and equipment                             10,000              --                --                --              10,000
    Acquisition of property and
        equipment                                   --            (199,774)          (33,843)             --            (354,540)
    Acquisition of trademark                        --                --                --                --             (37,913)
                                             -----------       -----------       -----------       -----------       -----------
                Net cash provided by
                   (used in) investing
                    activities                    10,000          (199,774)          (33,843)             --            (382,453)
                                             -----------       -----------       -----------       -----------       -----------

Cash flows from financing activities:
    Proceeds from long-term debt                    --                --                --                --              33,600
    Principal payments of long-term
        debt                                      (4,800)           (4,800)           (2,400)             --             (12,000)
    Proceeds from loans                             --             461,054            20,603              --             481,657
    Deferred offering costs                         --                --             (70,000)             --             (70,000)
    Contributions from members
        and stockholders                         572,273         1,033,750         3,882,179           300,220         5,738,202
                                             -----------       -----------       -----------       -----------       -----------
                Net cash provided by
                   financing activities          567,473         1,490,004         3,830,382           300,220         6,171,459
                                             -----------       -----------       -----------       -----------       -----------

Net increase (decrease) in cash
    (carried forward)                        $     7,706       $   (20,284)      $ 3,092,939       $   (32,378)      $ 3,152,049
                                             -----------       -----------       -----------       -----------       -----------

                             See accompanying notes.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                      Statements of Cash Flows (Concluded)

                                                                                                                 Period from
                                                                                                                  December
                                                                                                                   2, 1996
                                                    Year Ended                    Nine Months Ended              (Inception)
                                                   December 31,                      September 30,                    to
                                          ------------------------------      -----------------------------      September 30,
                                             1998              1997               1999             1998              1999
                                          -------------     ------------      ------------      -----------      --------------
                                                                              (Unaudited)       (Unaudited)        (Unaudited)
Net increase (decrease) in cash
    (brought forward)                     $       7,706      $      (20,284)     $3,092,939      $   (32,378)     $3,152,049

Cash, beginning of period                        51,404              71,688          59,110           51,404            --
                                          -------------      --------------      ----------      -----------      ----------

Cash, end of period                       $      59,110      $       51,404      $3,152,049      $    19,026      $3,152,049
                                          =============      ==============      ==========      ===========      ==========

     Supplemental Schedules of Non-Cash Investing and Financing Activities

Subscriptions receivable                  $      24,727      $       16,251      $     --        $    12,393      $   11,299
                                          =============      ==============      ==========      ===========      ==========

Issuance of Class A Units and Class C
    Units in exchange for:

    Intellectual property                 $        --        $         --        $     --        $      --        $  407,575
    Net assets acquired                            --                  --              --               --            20,996
                                          -------------      --------------      ----------      -----------      ----------
                                          $        --        $         --        $     --        $      --        $  428,571
                                          =============      ==============      ==========      ===========      ==========

Conversion of loans to Class A Units      $        --        $      428,027      $     --        $      --        $  428,027
                                          =============      ==============      ==========      ===========      ==========

Conversion of accounts payable to
    warrants                              $        --        $         --        $  114,000      $      --        $  114,000
                                          =============      ==============      ==========      ===========      ==========

Issuance of stock options and
    warrants for consulting and
    legal services                        $        --        $         --        $   28,880      $      --        $   28,880
                                          =============      ==============      ==========      ===========      ==========

                             See accompanying notes.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
           (unaudited with respect to the nine months ended September 30, 1999 and 1998 and for the period from December 2, 1996
                       (inception) to September 30, 1999)




Note 1 -     The Company
             -----------

             Netword, LLC (the "Company") owns and operates an Internet utility known as the Netword System which the Company believes offers a comprehensive solution to problems created by a lack of consumer-friendly addresses for Internet resources. The Company was formed as a limited liability company under the laws of the State of Delaware, to acquire the business and assets of Birdshell Corporation, L.L.C. ("Birdshell"). The Company has been in the development stage since its organization on December 2, 1996.

             The Company was organized by Netword Partners and acquired certain assets and assumed certain liabilities of Birdshell as provided for in a Limited Liability Company Agreement dated as of December 2, 1996 (the "Agreement"). Birdshell was formed in April 1995 to develop the Netword System. The Birdshell acquisition was accounted for using the purchase method of accounting. The acquired assets primarily consisted of proprietary rights to intellectual property, including U.S. and foreign patent applications, trademarks and Internet domain registrations, and certain other property and equipment having an aggregate original estimated value of $960,000. The liabilities assumed consisted of various computer and telephone leases, obligations under a trademark purchase agreement and certain accrued expenses. In exchange for the acquired assets, the Birdshell investors received membership interests in the Company ("Units") consisting of 4,900 Class A Units, representing 49% of the Company's equity, subject to reduction to 268.42 Class C Units if the Company did not achieve various milestones at various dates. As a result of the Company's failure to achieve these milestones, in July 1997, the 4,900 Class A Units were converted into 268.42 Class C Units. In September 1997, the Company proposed an amendment to the Agreement that was accepted by 214.21 of the Class C Unit holders which resulted in the conversion of their Class C Units into 2,125.59 Class A Units, representing 29.42% of the Company's equity; the holders of the remaining 54.21 Class C Units did not convert their Class C Units into Class A Units. The reduction in the equity interests of the Birdshell investors required a $532,213 reduction in the intellectual property and members' equity.

             Pursuant to the Agreement, Netword Partners loaned the Company $1,000,000 (the "Loan") and also received 5,100 Class B-2 Units. In 1997, pursuant to the Agreement, the Loan was converted into 5,100 Class A Units and the 5,100 Class B-2 Units were cancelled. The above transactions are reflected in the statements of members' deficit/stockholders' equity as if the transactions occurred in December 1996.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
           (unaudited with respect to the nine months ended September 30, 1999 and 1998 and for the period from December 2, 1996
                       (inception) to September 30, 1999)




Note 1 -     The Company (Continued)
             ----------------------

             On February 18, 1999, the Company was merged into Netword, Inc., a Delaware corporation (the "Merger"). The Merger was accounted for as a reverse acquisition on the pooling of interest method and gave effect to the issuance by Netword, Inc. to members of the Company of 8,923,924 shares of common stock and 3,184,733 warrants to purchase common stock at $1.25 per share, in exchange for 35,999.48 Class A Units and 54.21 Class C Units. Options on 2,284,374 shares of common stock at $.167 per share and 815,239 shares of common stock at $1.25 per share were issued by Netword, Inc. to replace outstanding options to purchase units previously granted by the Company. In addition, options on 1,456,250 shares of common stock at $1.25 were issued by Netword, Inc. to certain Company directors and employees.

Note 2 -     Summary of Significant Accounting Policies
             ------------------------------------------

             Interim Financial Statements
             ----------------------------

             The interim financial statements at September 30, 1999 and for the nine months ended September 30, 1999 and 1998 and for the period from December 2, 1996 (inception) to September 30, 1999 are unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation have been included. Results of interim periods are not necessarily indicative of results to be expected for the entire year.

             Use of Estimates
             ----------------

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

             Property and Equipment
             ----------------------

             Property and equipment is recorded at cost. Furniture and fixtures and computer equipment are depreciated using an accelerated method over the estimated useful lives of the related assets, ranging from three to five years. Amortization of the computer software is computed using the straight-line method over three years. Major additions and betterments are capitalized and repairs and maintenance are charged to operations in the period incurred.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
           (unaudited with respect to the nine months ended September 30, 1999 and 1998 and for the period from December 2, 1996
                       (inception) to September 30, 1999)




Note 2 -     Summary of Significant Accounting Policies (Continued)
             -----------------------------------------------------

             Trademark
             ---------

             The trademark is stated at cost and is amortized using the straight-line method over ten years. The trademark is reported net of accumulated amortization of $7,965 at December 31, 1998.

             Intellectual Property
             ---------------------

             The intellectual property consists of the Netword System which is stated at appraised value, which is below cost, net of accumulated amortization. The intellectual property is amortized using the straight-line method over five years.


             Income Taxes
             ------------

             The Company is organized as a limited liability company and has elected not to be a tax paying entity. The members are individually responsible for their shares of the Company's income or loss for income tax reporting purposes. Accordingly, there is no provision for federal and state income taxes.

             Pro Forma Basic and Diluted Loss Per Share (Unaudited)
             -----------------------------------------------------

             The Company has elected to disclose pro forma loss per share, as if it had adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") giving effect to the merger discussed in Note 1. Under SFAS 128, companies that are publicly held or have complex capital structures are required to present basic and diluted earnings per share ("EPS") on the face of the income statement. SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS and, if applicable, diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted and the resulting additional shares are dilutive because their inclusion decreases the amount of EPS. The effects on pro forma loss per share of the Company's outstanding options are antidultive and therefore not included in the calculation of the pro forma weighted average number of common shares outstanding.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
           (unaudited with respect to the nine months ended September 30, 1999 and 1998 and for the period from December 2, 1996
                       (inception) to September 30, 1999)




Note 2 -     Summary of Significant Accounting Policies (Continued)
             ------------------------------------------------------

             Fair Value of Financial Instruments
             -----------------------------------

             The Company applies the provisions of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"). SFAS 107 requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value. SFAS 107 defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 1998, management believes the fair value of all financial instruments approximated carrying value.

             Stock-Based Compensation
             ------------------------

             The Company applies the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", ("SFAS No. 123") which requires entities to recognize as expense over the vesting period the fair value as of the date of grant of all stock awards. Alternatively, SFAS No. 123 allows entities to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, and to provide pro forma net income and pro forma net income per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25, under which compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price, and provide the pro forma disclosure provisions of SFAS No. 123 in its annual financial statements (see Note 7).

             Impairment of Long-Lived Assets
             -------------------------------

             In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," (SFAS No. 121"), long-lived assets are evaluated for possible impairment through a review of undiscounted expected future cash flows. The carrying value of a long-lived asset is considered impaired if the sum of the undiscounted expected future cash flows is less than the carrying amount of that asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
           (unaudited with respect to the nine months ended September 30, 1999 and 1998 and for the period from December 2, 1996
                       (inception) to September 30, 1999)




Note 2 -     Summary of Significant Accounting Policies (Continued)
             ------------------------------------------------------

             Advertising and Marketing Expenses
             ----------------------------------

             Advertising expenses are charged to operations in the period in which they are incurred. Advertising expenses for the years ended December 31, 1998 and 1997 were approximately $63,200 and $117,300, respectively.

             Research and Development
             ------------------------

             Research and development costs amounted to approximately $210,00 and $536,000 for the years ended December 31, 1998 and 1997, respectively.

Note 3 -     Property and Equipment
             ----------------------

             Property and equipment consists of:

                                                           December 31,          September 30,
                                                              1998                   1999
                                                           -------------       ----------------
                                                                                  (Unaudited)
             Furniture and fixtures                       $      29,556        $        29,556
             Computer equipment                                  95,352                129,195
             Computer software                                   92,523                 92,523
                                                          -------------        ---------------
                                                                217,431                251,274
             Less:  Accumulated depreciation
                and amortization                                125,100                166,967
                                                          -------------        ---------------

                                                          $      92,331        $        84,307
                                                          =============        ===============

Note 4 -     Intellectual Property
             ---------------------

             In connection with the acquisition of the Birdshell assets, the Company acquired proprietary rights to intellectual property relating to the Netword System having an initial value of $939,788. Subsequently, in September 1997, as discussed in Note 1, the holdings of the former Birdshell investors were reduced from 49% to 29.42%, resulting in a reduction of the intellectual property and members' equity by $532,213.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
           (unaudited with respect to the nine months ended September 30, 1999 and 1998 and for the period from December 2, 1996
                       (inception) to September 30, 1999)




Note 4 -     Intellectual Property (Continued)
             ---------------------------------

             In connection with the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of", based upon an appraisal, the intellectual property was considered to be impaired. Accordingly, a loss of $382,575 was recognized during the year ended December 31, 1997.

Note 5 -     Loans Payable
             -------------

             In May 1997, the Company offered its members rights to subscribe to their pro rata share of a $500,000 loan (the "97 loan"), together with five year warrants to purchase 10,000 Class A Units at $50 per unit. The exercise price of a warrant was payable in cash or by the forgiveness of all or a portion of the 97 loan. The 97 loan was fully subscribed; however, certain subscribers did not fully fund their subscriptions to that loan and, accordingly, did not qualify for conversion of their shares of the 97 loan into Class A Units. The members who funded all installments of their subscriptions to the 97 loan subsequently converted their interests in that loan into Class A Units. At December 31, 1998, the Company had $33,027 of loans payable to subscribers to the 97 loan who did not fully fund their subscriptions.

Note 6 -     Long-Term Liability
             -------------------

             In connection with the acquisition of the Birdshell assets, the Company assumed a long-term liability related to the purchase of the Netword trademark. This liability is payable in equal installments of $4,800 per year concluding on April 30, 2003.

Note 7 -     Options
             -------

             The Company has granted options to purchase the Company's Class A Units to managers and key employees responsible for the direction and management of the Company. At December 31, 1998, after giving effect to the recapitalization described in Note 1, there were 3,099,613 shares of common stock reserved for issuance pursuant to such options.

             Pro forma information regarding net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its applicable options under the fair value method of the statement.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
           (unaudited with respect to the nine months ended September 30, 1999 and 1998 and for the period from December 2, 1996
                       (inception) to September 30, 1999)




Note 7 -     Options (Continued)
             -------------------

             The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the weighted-average assumptions for 1998, including a risk free interest rate of 5%, a volatility factor of the expected market price of the Company's common stock of .84 and a weighted-average remaining contractual life of the option of 60 months.

             This model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee options.

             For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option vesting period. The effects of applying SFAS No. 123 for pro forma disclosures are not likely to be representative of the effects on reported net income or losses for future years. The Company's pro forma information follows:
                                                          Years Ended
                                                          December 31,
                                                 -------------------------------
                                                     1998             1997
                                                 -----------      --------------
             Pro forma net loss                  $(1,161,528)     $(1,893,184)

             Pro forma net loss per share               (.14)            (.54)

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
           (unaudited with respect to the nine months ended September 30, 1999 and 1998 and for the period from December 2, 1996
                       (inception) to September 30, 1999)




Note 7 -     Options (Continued)
             ------------------

             A summary of applicable option activity and related information for the years ended December 31, 1998 and 1997, after giving effect to the recapitalization described in Note 1, is as follows:

                                                                 1998                           1997
                                                  ----------------------------      ----------------------------
                                                                     Weighted-                         Weighted-
                                                                     Average                           Average
                                                                     Exercise                          Exercise
                                                       Options        Price            Options          Price
                                                  ---------------  -----------      --------------  ------------
    Outstanding, beginning of year                      1,036,187    $    .45               -          $    -

    Granted                                             2,077,429         .45            1,036,187          .45
    Exercised                                              -              -                 -               -
    Forfeited                                              14,003         .45               -               -
                                                  ---------------                   --------------
    Outstanding, end of year                            3,099,613         .45            1,036,187          .45
                                                  ===============                   ==============

    Exercisable, end of year                            1,417,907    $    .45              129,323     $    .45
                                                  ===============                   ==============

             The weighted-average fair value of options granted during 1998 and 1997 was $.26 and $.31, respectively. Exercise prices for options outstanding ranged as of December 31, 1998 from $.17 to $1.25. These options expire at various times through February 2004.

Note 8 -     Equity Transactions
             -------------------

             Pursuant to the Agreement, during 1997 the Loan was converted into 5,100 Class A Units and the Class B-2 Units were cancelled. $250,000 of the Loan was funded in December 1996; the $750,000 balance was funded during the period from January 1, 1997 through April 15, 1997.

             In May 1997, the Company sold 8,560.50 Class A Units at $50.00 per Unit resulting in proceeds of $428,027. In September 1997, the Company sold 4,806.94 Class A Units at $62.41 per Unit, resulting in proceeds of $300,001.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
           (unaudited with respect to the nine months ended September 30, 1999 and 1998 and for the period from December 2, 1996
                       (inception) to September 30, 1999)




Note 8 -     Equity Transactions (Continued)
             ------------------------------

             In February 1998, the Company offered its members rights to subscribe to their pro rata share of a $600,000 offering, consisting of 15,483.87 Class A Units at $38.75 per Unit. In addition, to protect option holders from dilution resulting from the $600,000 offering, the Company also granted option holders their pro rata share of 2,313.93 new options to purchase Class A Units at an exercise price of $38.75. The members subscribed to 15,406.45 Class A Units for total proceeds of $597,000.

Note 9 -     Related Party Transaction
             -------------------------

             During the year ended December 31, 1997, the Company incurred $10,000 for consulting services to an entity owned by the Company's president.

Note 10 -    Commitments and Contingencies
             -----------------------------

             Operating Lease
             ---------------

             The Company leases an office under a non-cancellable operating lease expiring in 2003. Future minimum lease payments are as follows:

             Year Ending
             December 31,

                1999                               $      40,000
                2000                                      40,000
                2001                                      42,000
                2002                                      43,000
                2003                                      29,000
                                                   -------------
                                                   $     194,000
                                                   =============

             Total rent charged to operations for the years ended December 31, 1998 and 1997 was approximately $66,000 and $84,000, respectively.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
           (unaudited with respect to the nine months ended September 30, 1999 and 1998 and for the period from December 2, 1996
                       (inception) to September 30, 1999)




Note 10 -    Commitments and Contingencies (Continued)
             ----------------------------------------

             Litigation
             ----------

             In August 1997, eight employees, including the former chief executive officer, resigned and made claims against the Company. Claims by four of those former employees have since been settled. One of the former employees instituted an action against the Company and its managers in June 1998, in the Circuit Court of Arlington, Virginia, seeking to recover approximately $70,000 for, among other things, the dilution of his interest in the Company and the repayment of the funded portion of his subscription to the 97 loan (see Note 5). The Company is defending that action which is currently inactive. The Company does not believe that its financial exposures with respect to the pending action or unsettled claims of the other former employees is material.

Note 11 -    Subsequent Events
             -----------------

             In February 1999, the Company settled fees of $655,000 for legal services by payment of $200,000 and an agreement to deliver warrants to purchase 150,000 shares of Netword, Inc. common stock at $.1667 per share (subsequently delivered by Netword, Inc.). The fair value for the warrants was estimated to be $.76 per warrant at the date of the agreement, using the Black- Scholes option pricing model.

             On March 19, 1999, Netword, Inc. privately placed 6,000,000 shares of common stock at $.1666 per share or a total of $1,000,000. On the same date, in an offering to foreign investors, Netword, Inc. sold units consisting of 2,000,000 shares of common stock and warrants to purchase an additional 1,600,000 shares of common stock (at $1.25 per share) for total consideration of $2,000,000. Offering costs for the two offerings aggregated $75,000.

             On July 28, 1999 and August 5, 1999, Netword, Inc. privately placed units consisting of 782,000 shares of common stock and warrants to purchase an additional 625,600 shares of common stock (at $1.50 per share) for total consideration of $977,500. Offering costs were approximately $50,000. In connection with this placement, Netword, Inc. issued warrants to purchase an additional 85,293 shares of common stock at $1.50 per share as a finder's fee.

             On September 29, 1999, the Company entered into an agreement with Net2Phone, Inc. ("Net2Phone") under which a newly developed version of the Company's software agent will be shipped with Net2Phone's software, together with the Company's logo and slot and a direct link to the Company's web site.

                                  NETWORD, INC.
                             (Formerly Netword, LLC)
                          (A Development Stage Company)
                          Notes to Financial Statements
           (unaudited with respect to the nine months ended September 30, 1999 and 1998 and for the period from December 2, 1996
                       (inception) to September 30, 1999)



Note 11 -    Subsequent Events (Continued)
             ----------------------------

The agreement has an initial one-year term (expiring September 29, 2000), subject to renewal for successive additional one-year terms and to early termination by Net2Phone. In connection with the agreement, the Company granted Net2Phone four-year warrants (expiring September 29, 2003) to acquire up to 15% of the Company's fully diluted common stock for approximately $3,000,000.

================================================================================













                                  NETWORD, INC.

                                  Common Stock

                                6,784,733 shares






                              ---------------------

                                   PROSPECTUS

                              ---------------------











                                November 5, 1999






================================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 1. Indemnification of Directors and Officers.

         Under our Certificate of Incorporation (the "Charter") and our Bylaws (the "Bylaws"), our directors and officers are entitled to be indemnified by us to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"). Additionally, under the Charter and the Bylaws, our directors are not subject to personal liability for monetary damages resulting from a breach of fiduciary -duty or failure to exercise any applicable standard of care, except that our directors may be subject to personal liability for monetary damages in circumstances involving:

         o        a breach of the duty of loyalty;

         o acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

         o unlawful payments of dividends, stock purchases or redemptions under the DGCL; or

         o transactions from which the director derives an improper personal benefit.

ITEM 2. Other Expenses of Issuance and Distribution.

         The following statement sets forth the estimated expenses payable in connection with this Registration Statement, all of which will be paid by us:

Registration Fee.....................................................$1,650.40
Legal Fees and Expenses.............................................$75,000.00
Accountant's Fees and Expenses......................................$20,000.00
Printing Costs......................................................$15,000.00
                                                                   -----------
Total..............................................................$111,650.40

Item 3. Undertakings.

         (1) We hereby undertake to file, during any period in which securities included in this Registration Statement may be sold, a post-effective amendment to this Registration Statement to:

                  (a) include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (b) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement, and

                  (c) include any additional or changed material information on the plan of distribution.

         (2) We also undertake to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering, for the purposes of determining liability under the Securities Act.

         (3) We also undertake to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by any of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question of whether our indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 4. Unregistered Securities Issued or Sold Within One Year.

         All of the persons who acquired our securities in the transactions described below (other than certain of them who are specifically named in this Item) are named in the table under Selling Stockholders in Part I of this Registration Statement.

         (a) On February 18, 1999, Netword LLC merged into Netword, Inc. The sole purpose of the merger was to reorganize Netword LLC as a corporation. Prior to the merger, Netword, Inc. had no assets or business and no outstanding shares. Upon the merger, all of the outstanding units of membership interest in Netword LLC were cancelled and the holders of such units received, in exchange for each unit, (1) 247.518331 shares of common stock of Netword, Inc. and (2) warrants to purchase 88.333682 shares of common stock of Netword, Inc. at an exercise price of $1.25 per share. In sum, in exchange for all of the interests in Netword LLC, Netword, Inc. issued a total of 8,923,924 shares of its common stock and warrants to purchase up to an aggregate of 3,184,733 additional shares of its common stock. The exchange ratio was determined arbitrarily by the managers of Netword LLC and the Board of Directors of Netword, Inc. The issuance of the shares and warrants in connection with the merger was made exclusively to unit holders in Netword LLC on a pro rata basis and did not involve the receipt or payment of any new consideration. No vote of unit holders in Netword LLC was solicited or required to effect the merger, since the managers of Netword LLC (who were also the Board of Directors of Netword, Inc.) had sufficient votes and authority to conclude the merger without the consent of other members of Netword LLC. It is our position that the merger did not involve a sale of securities within the meaning of the Securities Act, since it entailed no investment decision by securityholders of Netword LLC (other than those who were also managers and controlled Netword LLC). Furthermore, although Section 3(a)(9) of the Securities Act is not directly applicable to the transaction, it is analogous, since Netword, Inc. is substantively the same entity as Netword LLC except for the change in form from limited liability company to corporation. Nevertheless, to the extent the transaction may be deemed to constitute a sale within the meaning of the Securities Act, the unitholders in Netword LLC were a relatively small group of individuals all of whom were either accredited investors or present or former employees, managers and consultants of Netword LLC and its predecessor. In the circumstances of the transaction, these persons did not require the protection that would have been afforded by registration under the Securities Act. Accordingly, the transaction did not involve a public offering and was therefore exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

         Each of the persons who received our securities in the merger are named in the table under Selling Stockholders in Part I of this Registration Statement and have a checkmark next to his, her or its name.

         (b) As a result of the merger, options to purchase 9,229.14 units of Netword LLC previously issued to a total of 14 employees (including former employees) and managers of Netword LLC, all of whom were members of Netword LLC, were cancelled, and each person who held such an option was granted a new option under a newly adopted stock option plan of Netword, Inc. to purchase (1)
247.518331 shares of common stock of Netword, Inc. at an exercise price of $0.1666 per share and (2) 88.333682 shares of common stock of Netword, Inc. at an exercise price of $1.25 per share for each cancelled option to purchase one unit of Netword LLC. In sum, Netword, Inc. granted to these persons options to acquire a total of up to 2,284,374 shares of its common stock at an exercise price of $0.1666 per share (of which options for 43,315 shares have since been terminated) and up to 815,239 shares of its common stock at an exercise price of $1.25 per share (of which options for 31,556 shares have since been terminated). The ratio of new options to cancelled options was determined arbitrarily by the Board of Directors of Netword, Inc., but the new options were granted only to holders of cancelled options on a pro rata basis without payment or receipt of any additional consideration. Further, on March 15, 1999, additional options to purchase an aggregate of 1,456,250 shares of common stock of Netword, Inc. at an exercise price of $1.25 per share were granted to two of our directors and two consultants. These options expire on February 17, 2004. In September, 1999, additional options to purchase an aggregate of 108,773 shares of common stock of Netword, Inc. at exercise prices ranging from $0.1666 to $1.50 per share were granted to one of our officers and one consultant. None of the outstanding options is exercisable except pursuant to registration under the Securities Act or the availability of an applicable exemption from registration. Recipients of options who were not directors, employees of or consultants to Netword Inc. were all former directors or employees of or consultants to Netword LLC who had received options to acquire units in Netword LLC in accordance with the exemption from registration available pursuant to Rule 701 under the Securities Act. No consideration was paid by any of these persons for their receipt of new options in Netword Inc. and they made no investment decision with respect to such receipt, since they had no rights to vote on the Merger pursuant to which their prior options in Netword LLC were cancelled. It is our position that the grant of the new options to these persons was not a sale within the meaning of the Securities Act. To the extent the grant of the new options to these persons may be deemed to constitute a sale within the meaning of the Securities Act, these persons had historically participated directly in our activities, had direct access to all information available to our stockholders and did not require the protection that would have been afforded by registration under the Securities Act; accordingly, the grant did not involve a public offering and was therefore exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act. To the extent the persons to whom new options were granted were directors or employees of or consultants to Netword, Inc. at the time of their receipt of new options and the grants of these new options constituted sales within the meaning of the Securities Act, such grants were exempt from registration pursuant to Rule 701 under the Securities Act.

         The following option holders (each of whom was an employee of or consultant to Netword Inc. at the time he or she was granted options) are not named in Part I of this Registration Statement: Amanda Howlett, Debbie Bostin, Erik Dove, Simon Janes, Stephen Williams, Thomas Sweeting, R.B. Rattey and Louis Libin.

         (c) On March 19, 1999, Netword, Inc. sold 6,000,000 shares of its common stock to 35 of its stockholders, 28 foreign investors and two other U.S. investors at a price of $.01666 per share for total consideration of $1,000,000 (the maximum amount of the offering). All stockholders of Netword, Inc. were offered the opportunity to subscribe for shares in the offering on a pro rata basis. To the extent any of these stockholders declined to purchase the share offered to him, the shares were purchased by other stockholders. The sale price of the shares was determined arbitrarily by the Board of Directors of Netword, Inc. The sale of the shares was exempt from registration under the Securities Act pursuant to Rule 504 under the Securities Act.

         The investors in this offering who are not named in Part I of this Registration Statement were: 679212 Albert Ltd., Christopher Morris, E. Ann Curry, Geoff Whitlam, International Pursuit Corporation, Irwin Singer, Jayvee & Co. Account 0002002, John McMahon, Joshua Rizack, Librion Group Inc., Marilia Costa, Melbourne Investments Ltd., Patstar Inc., Peter C. Halsall, Pullen Family Holdings Inc. and Ross McMaster. Other than Mr. Rizack and Librion Group, Inc., all of these investors have represented to us that they are non-U.S. persons. Other than Mr. Rizack, who is a consultant to us, none of the investors is related to us other than as a securityholder.

         (d) Also on March 19, 1999, Netword, Inc. sold 2,000,000 units comprising 2,000,000 shares of its common stock and warrants to purchase 1,600,000 shares of its common stock at an exercise price of $1.25 per share for total consideration of $2,000,000. The sale price of the units ($1 per unit) was arbitrarily determined by the Board of Directors. The units were sold to non-U.S. persons (most of whom also purchased shares in the Rule 504 offering) in an offshore transaction that was exempt from registration under the Securities Act pursuant to Rule 903 of Regulation S under the Securities Act.

         (e) On March 19, 1999, pursuant to an agreement negotiated by Netword LLC, Netword, Inc. issued warrants to purchase 150,000 shares of its common stock at an exercise price of $0.1666 per share to Fulbright & Jaworski LLP in partial payment for legal services provided to Netword LLC. We believe that Fulbright & Jaworski LLP is an accredited investor. The issuance of the warrants did not involve a public offering and was therefore exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

         (f) On April 1, 1999, in a negotiated transaction, Netword, Inc. issued its $20,000 convertible note due March 31, 2001 to Kronish Lieb Weiner & Hellman LLP in partial payment for legal services provided to Netword, Inc. and Netword LLC. The note is convertible into common stock at $1.00 per share. We believe that Kronish Lieb Weiner & Hellman LLP is an accredited investor. The issuance of the note did not involve a public offering and was therefore exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

         (g) On May 1, 1999, in a negotiated transaction, Netword, Inc. issued warrants to purchase 22,500 shares of its common stock at an exercise price of $0.1666 per share to Pryor Cashman Sherman & Flynn LLP in partial payment for legal services provided to Netword, Inc. We believe that Pryor Cashman Sherman & Flynn LLP is an accredited investor. The issuance of the warrants did not involve a public offering and was therefore exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

         (h) In separate closings on July 28, 1999 and August 5, 1999, Netword, Inc. privately sold a total of 782,000 units comprising 782,000 shares of its common stock and warrants to purchase 625,600 shares of its common stock at an exercise price of $1.50 per share for total consideration of $977,500. The sale price of the units ($1.25 per unit) was arbitrarily determined by the Board of Directors. The units were sold to a total of 14 persons, all of whom we believe are accredited investors within the meaning of Rule 501 under the Securities Act, and the sale was therefore exempt from registration under the Securities Act pursuant to Rule 506 under the Securities Act. In connection with this transaction, we issued warrants to acquire 85,293 shares of common stock at $1.50 per share to David Segal as a finders fee. We believe that Mr. Segal is an accredited investor. The issuance of warrants to Mr. Segal did not involve a public offering and was therefore exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

         The investors in this offering were: NorthStar Capital Partners LLC, Barington Capital Group, Charlie Humber, Martin Lamb, Gregory Peck, Meister Brother Investments LP, G2 Investments, Andrew Davidoff, Double A. Ventures Ltd., Mr. E. Das, Richard J. McCready, David G. King, Jr., Murray M. Rubin and Francisco J. Gonzalez-Paez. Other than (i) NorthStar Capital Partners LLC, of which W. Edward Scheetz, who has agreed to become a director subject to our obtaining directors and officers liability insurance, is a 50% owner, and (ii) Mr. Rubin, who is our Chief Financial and Accounting Officer and Treasurer, none of these investors is related to us other than as a securityholder.

         (i) In July, 1999, we agreed to issue warrants to purchase 336,000 shares of our common stock at an exercise price of $1.50 per share to NorthStar Capital Partners LLC, of which W. Edward Scheetz is a 50% partner, upon Mr. Scheetz's election to our Board of Directors. Mr. Scheetz has agreed to become a director subject to our obtaining directors and officers liability insurance. We believe that Mr. Scheetz is an accredited investor. To the extent the issuance of the warrants may be deemed to constitute a sale within the meaning of the Securities Act, such sale will be exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

         (j) In a negotiated transaction involving an agreement by Netword, Inc. and Net2Phone, Inc. for the inclusion of our software in Net2Phone's software package, we issued to Net2Phone warrants to purchase up to 15% of our fully-diluted common stock for approximately $3,000,000. We believe that Net2Phone is an accredited investor. The issuance of the warrants did not involve a public offering and was therefore exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act.

Item 5. Index to Exhibits.

--------------------------------------------------------------------------------
Number     Exhibit                                                          Page
------     -------                                                          ----
--------------------------------------------------------------------------------
2.1  (1)   Certificate of Incorporation of Netword, Inc.
--------------------------------------------------------------------------------
2.2  (1)   Bylaws of Netword, Inc.
--------------------------------------------------------------------------------
2.3  (1)   Certificate of Merger between Netword LLC and Netword,
           Inc. dated February 18, 1999.
--------------------------------------------------------------------------------
2.4  (1)   Agreement and Plan of Merger between Netword, LLC and
           Netword, Inc. dated February 18, 1999.
--------------------------------------------------------------------------------
3.1  (1)   Form of Warrant issued to members of Netword LLC in
           connection with the merger of Netword, LLC and Netword,
           Inc.
--------------------------------------------------------------------------------
3.2  (1)   Form of Subscription Agreements executed in connection with the Rule 504 sale of 6,000,000 shares of common stock
           consummated on March 19, 1999.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
3.3  (1)   Form of Subscription Agreement executed in connection
           with the Regulation S sale of 2,000,000 units
           consummated on March 19, 1999.
--------------------------------------------------------------------------------
3.4  (1)   Form of Warrant issued to purchasers in the Regulation S
           offering.
--------------------------------------------------------------------------------
3.5  (1)   Warrant dated March 19, 1999 issued to Fulbright & Jaworski
           LLP.
--------------------------------------------------------------------------------
3.6  (1)   Convertible note dated April 1, 1999 issued to Kronish Lieb
           Weiner & Hellman LLP.
--------------------------------------------------------------------------------
3.7  (1)   Warrant dated May 1, 1999 issued to Pryor, Cashman,
           Sherman & Flynn LLP.
--------------------------------------------------------------------------------
3.8  (1)   Form of Subscription Agreement executed in connection
           with the Rule 506 sale of 782,000 units consummated on
           July 28, 1999 and August 5, 1999.
--------------------------------------------------------------------------------
3.9  (1)   Form of warrant issued to purchasers in the Rule 506
           offering, to David Segal and to be issued to NorthStar
           Capital Partners LLC upon the election of W. Edward
           Scheetz to the board of directors of Netword, Inc.
--------------------------------------------------------------------------------
3.10       Warrant dated September 29, 1999 issued to Net2Phone, Inc.
--------------------------------------------------------------------------------
3.11 (1)   Stock option plan of Netword, Inc.
--------------------------------------------------------------------------------
3.12 (1)   Form of award letter for optionees.
--------------------------------------------------------------------------------
6.1  (1)   Contract regarding assignment of trademarks and trade names
           "Netword" and "Netword, Inc."
--------------------------------------------------------------------------------
6.2        Internet Data Center Services Agreement between Netword,
           Inc. and Exodus Communications, Inc.
--------------------------------------------------------------------------------
6.3        Agreement dated September 29, 1999 between Netword, Inc.
           and Net2Phone, Inc.
--------------------------------------------------------------------------------
10.1       Consent of Mahoney Cohen & Company, CPA, P.C.
--------------------------------------------------------------------------------
10.2       Consent of Kronish Lieb Weiner & Hellman LLP is contained
           in their opinion filed as Exhibit 11.1
--------------------------------------------------------------------------------
11.1 (1)   Opinion of Kronish Lieb Weiner & Hellman LLP.
--------------------------------------------------------------------------------
12.1 Consent of W. Edward Scheetz to be filed supplementally or by amendment to this Registration Statement.
--------------------------------------------------------------------------------
(1) Previously filed with Netword, Inc.'s Form SB-1 Registration Statement No. 333-86873 filed with the Securities and Exchange Commission on September
    10, 1999.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 5, 1999.


                                NETWORD, INC.
                                (Registrant)



                                By: /s/ MICHAEL L. WISE
                                    -------------------------------------------
                                Name:  Michael L. Wise
                                Title: President and Chief Executive Officer

         In accordance with the requirements of the Securities Act of 1933, this Amendment No. 1 to The Registration Statement has been signed below by the following persons in the capacities indicated on November 5, 1999.


Signature                               Title                                                    Date
---------                               -----                                                    ----
                                        President and Chief                                November 5, 1999
/s/ MICHAEL L. WISE                     Executive Officer, Director
--------------------
Michael L. Wise

                                        Chief Financial and                                November 5, 1999
/s/ MURRAY M. RUBIN                     Accounting Officer,
--------------------                    Treasurer
Murray M. Rubin


/s/ KENT M. KLINEMAN                    Secretary, Director                                November 5, 1999
--------------------
Kent M. Klineman

